UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

1.	Investor Meeting on Financial Results for FY2010

2.	Supplemental material on financial results

Fiscal Year 2010 ended on Mar.31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: May 26, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

Sumitomo Mitsui Trust Holdings, Inc.

Investor Meeting on Financial Results for FY2010

May 26, 2011

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

1. FY2010 financial results and financial condition

2. Forecast for FY2011

3. Policy on business initiatives for FY2011

4. Further enhancing financial strength

5. (Supplement 1) Financial results and finance-related

6. (Supplement 2) Credit portfolio-related

7. (Supplement 3) Sumitomo Trust Group’s division performance-related

Definitions of terms in this document

Consolidated two-company total: Former Chuo Mitsui Trust Holdings (Consolidated) + Sumitomo Trust and Banking (Consolidated)

Non-consolidated three-company total: Chuo Mitsui Trust and Banking (Non-consolidated) + Chuo Mitsui Asset Trust and Banking (Non-consolidated)

+ Sumitomo Trust and Banking (Non-consolidated)

CMTH(Non-consolidated two-company total): Chuo Mitsui Trust and Banking (Non-consolidated) + Chuo Mitsui Asset Trust and Banking (Non-consolidated)

CMTH: Former Chuo Mitsui Trust Holdings, CMTB: Chuo Mitsui Trust and Banking, CMAB: Chuo Mitsui Asset Trust and Banking, STB: Sumitomo Trust and Banking

CMAM: Chuo Mitsui Asset Management, STAM: STB Asset Management, NAM: Nikko Asset Management

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

FY2010 financial results

and financial condition

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

FY2010 financial results: Consolidated two-company total

- Net business profit before credit costs: Decreased by 25.6 billion yen from FY2009 to 290.6 billion yen, mainly due to the decrease in net business profit before credit costs reported by the trust bank subsidiaries under the holding company
- Contribution of group companies to net business profit before credit costs (before consolidated adjustments): Increased by 8.4 billion yen from FY2009 to 52.7 billion yen. In addition to full year earnings contribution of Nikko Asset Management (NAM), some group companies' earnings contribution increased
- Total credit costs: Increased by 12.1 billion yen from FY2009 to 24.3 billion yen, due to the downgrade of some major clients in debtor classification, allowance for loan losses for the effects of the Great East Japan Earthquake, etc.
- Extraordinary profit: Increased by 20.8 billion yen from FY2009 to 7.2 billion yen, due to posting a gain on return of substitute portion of employees' pension fund of Sumitomo Trust and Banking (STB), etc.
- Net income: Increased by 30.7 billion yen from FY2009 to 130.7 billion yen, owing to income increasing factors such as the tax effect resulting from the reorganization of subsidiaries, in addition to the above factors

	Consolidated two-company total								
				CMTH (Consolidated)			STB (Consolidated)		
(Billions of yen)	FY2009	FY2010	Change	FY2009	FY2010	Change	FY2009	FY2010	Change
Net business profit before credit costs	316.3	290.6	-25.6	118.4	116.4	-2.0	197.8	174.2	-23.6
(Contribution of group companies before consolidated adjustments)	(44.2)	(52.7)	(8.4)	(5.0)	(6.6)	(1.6)	(39.2)	(46.0)	(6.8)
Gross business profit	644.4	622.2	-22.1	247.2	239.6	-7.6	397.1	382.6	-14.5
General and administrative expenses	-336.1	-342.6	-6.4	-130.8	-126.4	4.4	-205.3	-216.1	-10.8
Net non-recurring profit etc.	-76.6	-94.2	-17.5	-33.0	-28.5	4.4	-43.6	-65.6	-22.0
Net gains on stocks	4.8	-3.1	-7.9	12.2	2.9	-9.3	-7.3	-6.0	1.3
Ordinary profit	231.5	185.4	-46.0	83.4	84.7	1.2	148.1	100.7	-47.3
Extraordinary profit	-13.6	7.2	20.8	1.3	2.0	0.6	-14.9	5.2	20.1
Income before income taxes	217.9	192.7	-25.1	84.7	86.7	1.9	133.1	105.9	-27.1
Total income taxes	-96.6	-42.0	54.6	-30.2	-31.9	-1.6	-66.4	-10.0	56.3
Net income	100.0	130.7	30.7	46.8	47.2	0.4	53.1	83.5	30.3
Total credit costs	-12.1	-24.3	-12.1	-10.8	4.5	15.3	-1.2	-28.8	-27.5
Dividend on common share (Yen)				8.0	8.0	-	10.0	14.0	4.0
Consolidated dividend payout ratio				28.3%	28.1%	- 0.2%	33.1%	29.7%	- 3.4%

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.
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FY2010 financial results: Chuo Mitsui (Non-consolidated two-company total)

■ Net business profit before credit costs
Decreased by 5.4 billion yen from FY2009 to 103.5 billion yen, due to a decrease in net interest income which was mainly caused by a shrinkage of loan-deposit margin and a decrease in the average balance of the bond portfolio, despite a recovery in net fees and commissions (such as sales fees of investment trusts and real estate brokerage fees), and a significant increase in net gains on bonds from FY2009

■ Total credit costs
Reversal of 6.7 billion yen, improved by 12.9 billion yen from FY2009, due to improvement in the credit status of clients, which resulted in the reversal of the allowance for loan losses, despite posting of required allowance for loan losses after estimating the effects of the Great East Japan Earthquake in 4Q FY2010

■ Net income
Decreased by 8.1 billion yen from FY2009 to 49.4 billion yen, due to posting of 1.1 billion yen net loss on sales of stocks and other securities (decreased by 13.8 billion yen from FY2009) after implementing required impairment for some stocks which saw substantial price declines and for which the possibility of recovery is not expected, etc. in addition to the above factors

(Billions of yen)	CMTH (Non-consolidated two-company total) FY2009	FY2010	Change
Net business profit before credit costs	108.9	103.5	-5.4
Gross business profit	226.9	217.3	-9.5
Net interest income and related profit	125.9	106.4	-19.5
Net fees and commissions and related profit	79.1	80.2	1.0
Net trading profit	2.5	3.5	0.9
Net other operating profit	19.1	27.1	7.9
Net gains on foreign exchange transactions	1.2	0.2	-1.0
Net gains on bonds	13.5	27.5	13.9
Net gains from derivatives other than for trading or hedging	2.5	-0.4	-3.0
General and administrative expenses	-117.9	-113.7	4.1
Net non-recurring profit etc.	-23.9	-26.1	-2.2
Net gains on stocks	12.7	-1.1	-13.8
Net credit costs (*1)	-9.2	-1.2	8.0
Ordinary profit	85.0	77.3	-7.6
Extraordinary profit	2.6	2.1	-0.4
Reversal of allowance for loan losses	1.6	2.2	0.5
Income before income taxes	87.7	79.5	-8.1
Total income taxes	-30.0	-30.0	0.0
Net income	57.6	49.4	-8.1
Total credit costs (*2)	-6.1	6.7	12.9

(*1) The sum of banking a/c and principal guaranteed trust a/c
(*2) Includes recoveries of written-off claims
(FY2009: 1.4 billions of yen, FY2010: 5.8 billions of yen)

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.
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FY2010 financial results: Sumitomo Trust (Non-consolidated)

■ Net business profit before credit costs:
Decreased by 45.6 billion yen from FY2009 to 129.7 billion yen, mainly due to a decrease in net interest income caused by a decline in market interest rates, in addition to one-time factors (*), while net fees and commissions (such as sales fees of investment trusts and real estate brokerage fees) recovered

(*) Total of approximately 20.0 billion yen, due to the disappearance of 13.5 billion yen one-time dividends from subsidiaries, which were posted in FY2009, including that from an overseas financial subsidiary as a result of a gain on retirement of perpetual subordinated bonds, and a 6.6 billion yen loss on closing a hedge position of investment trusts to lock in a gain on the return of substitute portion of employees' pension fund in FY2010

■ Total credit costs:
Increased by 22.6 billion yen from FY2009 to 14.1 billion yen due to the downgrade of some major clients in debtor classification and posting of allowance for loan losses for the effects of the Great East Japan Earthquake, despite debtor upgrades and a decline in the loan balance of debtors which had been classified as special mention category or below resulting in reversal of the allowance for loan losses

■ Net income
Increased by 51.8 billion yen from FY2009 to 73.5 billion yen, owing to an income increasing factor of the tax effect resulting from the reorganization of subsidiaries in 1H FY2010 and posting of a gain on the return of substitute portion of employees' pension fund in 2H FY2010, despite posting costs due to the relocation of the Tokyo headquarters

	STB (Non-consolidated)		
(Billions of yen)	FY2009	FY2010	Change
Net business profit before credit costs	175.4	129.7	-45.6
Gross business profit	304.6	258.2	-46.4
Net interest income and related profit	185.2	140.8	-44.3
Net fees and commissions and related profit	87.5	90.3	2.8
Net trading profit	15.6	11.7	-3.8
Net other operating profit	16.1	15.1	-1.0
Net gains on foreign exchange transactions	-3.8	3.7	7.6
Net gains on bonds	24.4	10.4	-14.0
Net gains from derivatives other than for trading or hedging	-6.7	-5.4	1.3
General and administrative expenses	-129.2	-128.4	0.7
Net non-recurring profit etc.	-47.9	-57.7	-9.8
Ordinary profit	127.5	72.0	-55.4
Extraordinary profit	-49.7	-1.4	48.3
Impairment loss on shares of subsidiary	-	-15.2	-15.2
Gains on returning substitute portion related to employee services of employees' pension fund	-	18.3	18.3
Allowance for investment loss	-64.8	-	64.8
Income before income taxes	77.7	70.6	-7.0
Total income taxes	-56.0	2.9	58.9
Net income	21.6	73.5	51.8
Total credit costs	8.4	-14.1	-22.6
Total substantial credit costs	7.4	-22.4	-29.9

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Contribution of major group companies to consolidated financial results

- Contribution to net business profit before credit costs (excluding one-time effect) increased, mainly due to NAM's full-year earnings contribution
- Stable earnings from other subsidiaries, such as Sumishin Real Estate Loan & Finance, and Sumishin Panasonic Financial Services also contributed.
- Contributions to net income (excluding one-time effect) increased, mainly due to posting a gain on sales of stocks by CMTB Equity Investments, in addition to the contribution of NAM

(Billions of yen)		Net business profit before credit costs			Net income			Goodwill as of Mar.2011	
		FY2009	FY2010	Change	FY2009	FY2010	Change	Amortization amount	Outstanding balance
Consolidated difference		31.9	57.3	25.4	20.6	7.7	-12.9	-17.9	162.5
(Contribution exc. one-time effect (*1))	①+②	(44.2)	(52.7)	(8.4)	(18.9)	(27.6)	(8.7)	—	—
Consolidated difference of CMTH Group		9.4	12.8	3.3	-10.8	-2.2	8.6	-2.2	33.0
(Contribution (before consolidated adjustments))	①	(5.0)	(6.6)	(1.6)	(-0.8)	(3.9)	(4.8)	—	—
Chuo Mitsui Asset Management Company, Limited.		0.5	0.4	-0.1	0.3	0.2	-0.0	—	—
Chuo Mitsui Guarantee Co., Ltd.		4.8	4.0	-0.7	1.0	0.6	-0.4	—	—
CMTB Equity Investments Co., Ltd.		1.3	1.5	0.2	0.0	2.8	2.7	—	—
Consolidated difference of STB Group		22.4	44.4	22.0	31.4	9.9	-21.5	-15.6	129.4
(Contribution (before consolidated adjustments)) (exc. one-time effect)	②	(39.2)	(46.0)	(6.8)	(19.7)	(23.6)	(3.8)	—	—
STB Asset Management Co., Ltd.		0.7	0.8	0.1	0.4	0.4	0.0	—	—
Nikko Asset Management Co., Ltd. (Consolidated)		4.0	8.3	4.3	2.7	5.3	2.6	-5.2	74.3
Sumishin Real Estate Loan & Finance, Ltd.		4.8	6.2	1.3	2.7	3.2	0.4	(*4) -2.5	(*4) 53.8
Sumishin Panasonic Financial Services Co., Ltd. (Consolidated)		15.2	16.5	1.3	5.4	6.3	0.8	-0.2	0.8
SBI Sumishin Net Bank, Ltd. (Consolidated)		1.1	1.9	0.7	1.1	1.7	0.6	—	—
Sumishin Realty Company Limited		-0.1	0.7	0.9	-0.1	0.3	0.4	—	—
One-time effect (*3)		-	-	-	9.0	-9.8	-18.9	—	—

(*1) Contribution of group companies (before consolidated adjustments) is a substantive amount which excludes consolidated adjustments that do not relate directly to the group companies' business results. (Non-consolidated profit/ loss of the holding company, elimination of dividend amortization of goodwill, etc.)
(*2) FY2009: Simply combined the figures of former STB Leasing Co., Ltd. (Consolidated) and former Sumishin Matsushita Financial Services Co., Ltd.
(*3) FY2009: Adjusted net profit of STB Finance Cayman Limited which includes gain on retirement of perpetual subordinated bonds.
FY2010: Adjusted one-time effect of business restructuring of subsidiaries.
(*4) Includes amortization (1.3 billion yen) and outstanding balance (39.3 billion yen) of goodwill arising from the succession of real estate loan business from First Credit.

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.
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Breakdown of net interest income (Non-consolidated)

(Average balance: Trillions of yen / Income/Expense: Billions of yen)		CMTB (Non-consolidated)								
		FY2009			FY2010			Change		
		Average balance	Yield	Income /Expense	Average balance	Yield	Income /Expense	Average balance	Yield	Income /Expense
Domestic banking a/c and principal guaranteed trust a/c combined (b-e)	a		0.73%	101.8		0.67%	85.7		-0.06%	-16.0
Interest-earning assets	b	13.80	1.20%	165.8	12.64	1.10%	140.2	-1.15	-0.09%	-25.5
Loans and bills discounted	c	8.25	1.51%	125.2	7.90	1.34%	106.1	-0.34	-0.17%	-19.0
Securities	d	3.55	0.80%	28.5	2.62	0.87%	23.0	-0.92	0.07%	-5.5
Interest-bearing liabilities	e	13.72	0.46%	63.9	12.48	0.43%	54.5	-1.24	-0.02%	-9.4
Deposits, etc. (*2)	f	9.97	0.47%	47.0	9.97	0.41%	41.4	0.00	-0.05%	-5.5
International business	g		1.35%	21.6		1.27%	19.7		-0.08%	-1.9
Other income/expense	h			2.4			0.9			-1.5
Net interest income (a +g+h)				125.9			106.3			-19.5
Loan-deposit margin (c−f)			1.04%	78.2		0.92%	64.6		-0.11%	-13.5

Loan-deposit margin decreased by 11bp from FY2009, mainly due to lower market interest rates

Net interest income decreased by 19.5 billion yen from FY2009. In addition to a smaller loan-deposit margin, declines in the average balances of bond portfolio and loans resulted in lower interest revenues

(Average balance: Trillions of yen / Income/Expense: Billions of yen)		STB (Non-consolidated)								
		FY2009			FY2010			Change		
		Average balance	Yield	Income /Expense	Average balance	Yield	Income /Expense	Average balance	Yield	Income /Expense
Domestic banking a/c and principal guaranteed trust a/c combined (b-e)	a		0.89%	135.5		0.79%	120.2		-0.10%	-15.3
Interest-earning assets	b	15.36	1.39%	214.0	15.09	1.22%	184.4	-0.27	-0.17%	-29.5
Loans and bills discounted	c	10.48	1.45%	152.2	10.29	1.28%	132.6	-0.18	-0.17%	-19.6
Securities, etc. (*1)	d	3.26	1.34%	44.0	3.36	0.93%	31.5	0.09	-0.41%	-12.5
Interest-bearing liabilities	e	15.41	0.50%	78.5	14.89	0.43%	64.2	-0.52	-0.07%	-14.2
Deposits, etc. (*2)	f	11.84	0.51%	60.4	11.47	0.42%	48.6	-0.37	-0.09%	-11.7
International business	g		1.72%	49.1		0.80%	20.3		-0.92%	-28.7
Other income/expense	h			0.5			0.2			-0.3
Net interest income (a +g+h)				185.2			140.8			-44.3
Loan-deposit margin (c−f)			0.94%	91.7		0.86%	83.9		-0.08%	-7.8

Loan-deposit margin decreased by 8bp from FY2009, mainly due to lower market interest rates

Yield on securities decreased by 41bp from FY2009, mainly due to a loss on closing a hedge position of investment trusts for the return of the substitute portion of employees' pension fund (*3)

Yield on international business decreased by 92bp from FY2009, mainly due to the disappearance of the subsidiary dividend and the swap liquidation profit, both of which were posted in FY2009

As a result, net interest income decreased by 44.3 billion yen from FY2009

(*1) Securities, etc.: Securities +Monetary claims bought (*2) Deposits, etc.: Deposits + Principal guaranteed trust a/c

(*3) A loss on closing a hedge position of investment trusts to lock in gains on the return of substitute portion of employees' pension fund

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三井住友トラスト・ホールディングス

Breakdown of net fees and commissions

(Billions of yen)	CMTH (Non-consolidated two-company total)			CMTH (Consolidated)(*)		
	FY2009	FY2010	Change	FY2009	FY2010	Change
Net fees and commissions (a)	40.3	41.4	1.1	59.6	61.6	2.0
Investment trust and Insurance Sales	19.3	21.4	2.0	19.3	21.4	2.0
Fiduciary services business	5.6	5.0	-0.6	2.5	2.2	-0.3
Stock transfer agency services	19.6	18.1	-1.4	13.3	12.0	-1.2
Real estate business	6.3	7.6	1.2	9.1	10.5	1.4
Others (Loan fees etc.)	5.3	5.8	0.5	15.5	15.6	0.0
Fees paid out for outsourcing	-15.9	-16.5	-0.6			
Other trust fees (b)	38.8	38.8	-0.0	38.7	38.7	-0.0
Fiduciary services business	34.8	35.0	0.1	34.8	35.0	0.1
Real estate business	3.4	3.3	-0.1	3.4	3.3	-0.1
Others	0.5	0.5	-0.0	0.5	0.5	-0.0
Total (a+b)	79.1	80.2	1.0	98.4	100.4	2.0
Ratio to gross business profit	34.8%	36.9%	2.1%	39.8%	41.9%	2.1%

Major factors (Consolidated)

Investment trust and insurance sales: Increased by 2.0 billion yen from FY2009, due to increased sales volume of investment trusts

Stock transfer agency services: Decreased by 1.2 billion yen from FY2009, due to the disappearance of demand resulting from the adoption of paperless system for stock certificates

Real estate: Increased by 1.4 billion yen from FY2009, due to growth in real estate brokerage transactions

(Billions of yen)	STB (Non-consolidated)			STB (Consolidated)(*)		
	FY2009	FY2010	Change	FY2009	FY2010	Change
Net fees and commissions (a)	39.9	43.3	3.3	91.4	113.1	21.6
Investment trust and Insurance Sales	17.5	19.4	1.9	17.5	19.4	1.9
Fiduciary services business	6.1	6.2	0.1	31.8	48.8	17.0
Stock transfer agency services	14.3	13.8	-0.4	15.5	14.8	-0.7
Real estate business	6.9	11.3	4.4	15.5	20.6	5.1
Others (Loan fees etc.)	16.8	15.5	-1.2	11.2	9.4	-1.7
Fees paid out for outsourcing	-21.5	-22.9	-1.3			
Other trust fees (b)	47.5	46.9	-0.5	47.4	46.9	-0.5
Fiduciary services business	41.7	41.1	-0.5	40.5	39.9	-0.6
Real estate business	3.1	2.9	-0.2	3.1	2.9	-0.2
Others	2.8	3.0	0.2	3.8	4.2	0.3
Total (a+b)	87.5	90.3	2.8	138.9	160.0	21.1
Ratio to gross business profit	28.7%	34.9%	6.2%	34.9%	41.8%	6.9%

Major factors (Consolidated)

Investment trust and insurance sales: Increased by 1.9 billion yen from FY2009, due to firm investment trust sales

Fiduciary services: Increased by 17.0 billion yen from FY2009, mainly due to NAM's full-year earnings contribution

Real estate: Increased by 5.1 billion yen from FY2009, due to firm real estate brokerage transactions, both in STB(non-consolidated) and in brokering subsidiaries

(*) Show figures after eliminations etc. for intergroup transactions.

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General and administrative expenses (Non-consolidated)

- General and administrative expenses: Decreased by 4.9 billion yen from FY2009 to 242.1 billion yen, mainly due to a decrease in retirement benefit expenses
- OHR: Stood at a level slightly higher than in FY2009, mainly due to a decrease in gross business profit

(Billions of yen)	Non-consolidated three-company total			CMTH (Non-consolidated two-company total)			STB (Non-consolidatd)		
	FY2009	FY2010	Change	FY2009	FY2010	Change	FY2009	FY2010	Change
Personnel expenses	-104.6	-99.0	5.5	-55.8	-50.4	5.4	-48.7	-48.6	0.1
Salaries etc.	-97.1	-101.3	-4.1	-51.5	-52.9	-1.4	-45.6	-48.3	-2.7
Retirement benefit expenses	-0.7	9.4	10.1	-4.3	2.5	6.8	3.6	6.9	3.3
Others	-6.7	-7.2	-0.4				-6.7	-7.2	-0.4
Non-personnel expenses excluding taxes	-131.3	-131.8	-0.4	-56.6	-58.0	-1.3	-74.6	-73.7	0.8
IT system-related costs	-34.4	-36.1	-1.7	-15.0	-16.8	-1.8	-19.4	-19.2	0.1
Others	-96.9	-95.6	1.2	-41.6	-41.1	0.5	-55.2	-54.5	0.7
Taxes other than income taxes	-11.1	-11.2	-0.1	-5.3	-5.2	0.1	-5.7	-6.0	-0.2
General and administrative expenses (a)	-247.1	-242.1	4.9	-117.9	-113.7	4.1	-129.2	-128.4	0.7
Overhead ratio((a)／Gross business profit)	46.5%	50.9%	4.4%	52.0%	52.3%	0.4%	42.4%	49.7%	7.3%

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Breakdown of total credit costs, and problem assets based on the Financial Reconstruction Act

[Total credit costs] CMTH STB

(Billions of yen) FY2009 FY2010 Change FY2009 FY2010 Change

Total credit costs (Non-consolidated) -6.1 6.7 12.9 8.4 -14.1 -22.6

General allowance for loan losses 2.7 -2.0 -4.8 21.6 5.0 -16.5

Specific allowance for loan losses -1.0 4.2 5.2 -7.6 -4.2 3.3

Recoveries of written-off claims 1.4 5.8 4.3 1.3 1.3 0.0

Losses on sales and written-off of loans -9.2 -1.2 8.0 -6.9 -16.3 -9.4

Provision of allowance for loan losses from -0.0 0.0 0.0 - - -

borrowers in specific foreign countries

Total credit costs (Group companies) -4.6 -2.2 2.4 -9.7 -14.6 -4.9

Total -10.8 4.5 15.3 -1.2 -28.8 -27.5

Total substantial credit costs (Non-consolidated) 7.4 -22.4 -29.9

Total substantial credit costs (Consolidated) -4.2 -36.5 -32.2

6.7 billion general allowance for loan losses

was posted for the effects of the Great East

Japan Earthquake

Due to improvement in the credit status of

clients, reversal of specific allowance for

loan losses and recoveries of written-off

claims were posted. As a result, total credit

costs for the fiscal year stood at a reversal

of 4.5 billion yen

[Problem assets based on the Financial

Reconstruction Act (Non-consolidated)]

Reversal of general allowance for loan losses

was posted, due to upgrades and the decline

in the loan balance of debtors which had been

classified as special mention category or below,

despite posting an allowance for loan losses

(6.0 billion yen non-consolidated) for the

effects of the Great East Japan Earthquake.

Due to posting written-off of loans to major

debtors in 4Q, and credit costs posted by

group companies (including 6.7 billion of

earthquake allowance), total credit costs for

the fiscal year stood at 28.8 billion yen

(Billions of yen) Mar. 2010 Mar. 2011 Change Mar. 2010 Mar. 2011 Change

Loans in bankrupt and practically bankrupt 19.9 17.3 -2.5 17.6 23.9 6.3

Doubtful loans 77.1 44.0 -33.1 61.2 49.6 -11.6

Substandard loans 21.3 28.2 6.9 97.7 82.1 -15.6

Loans to substandard debtors 0.1 0.6 0.5 37.4 27.6 -9.8

(exc. Substandard loans)

Loans to other special mention debtors 387.1 335.0 -52.1 586.8 376.3 -210.5

(exc. Loans to substandard debtors)

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Gross business profit by business (Non-consolidated)

- Retail financial services: Gross business profit decreased by 7.6 billion yen from FY2009, due to a decline in net interest income attributable to decreased deposit spreads resulting from lower market interest rates, despite investment trust and insurance sales related profit was higher than that in FY2009
- Wholesale financial services: Gross business profit decreased by 22.8 billion yen from FY2009, due to decreased deposit spreads resulting from lower market interest rates, and a decreased average loan balance, in addition to the disappearance of a one-time effect posted in FY2009 (a 12.7 billion yen gain on sales of international credit securities)
- Treasury and financial products: Gross business profit decreased by 16.8 billion from FY2009, mainly due to a loss on closing a hedge position of investment trusts to lock in a gain on the return of substitute portion of employees' pension fund
- Real estate: Gross business profit increased by 5.2 billion yen from FY2009, due to growth in real estate brokerage transactions

(Billions of yen)	Gross business profit (Non-consolidated three-company total)								
	FY2009	CMTH (CMTB+CMAB)	STB	FY2010	CMTH (CMTB+CMAB)	STB	Change	CMTH (CMTB+CMAB)	STB
Retail financial services	151.8	76.6	75.3	144.2	71.5	72.8	-7.6	-5.0	-2.5
Wholesale financial services	171.7	60.3	111.4	148.9	56.2	92.6	-22.8	-4.0	-18.7
Stock transfer agency services	33.9	19.6	14.3	31.9	18.1	13.8	-1.9	-1.4	-0.4
Treasury and financial products	128.2	50.3	77.9	111.3	56.1	55.2	-16.8	5.8	-22.6
Fiduciary services	89.4	40.5	49.0	87.9	40.0	48.0	-1.4	-0.4	-0.9
Real estate	20.4	9.8	10.6	25.7	10.9	14.7	5.2	1.1	4.1
Others	7.4	5.4	2.0	-3.2	-0.9	-2.3	-10.6	-6.3	-4.3
Fees paid out for outsourcing	-37.4	-15.9	-21.5	-39.4	-16.5	-22.9	-1.9	-0.6	-1.3
Stock transfer agency services	-14.6	-7.9	-6.7	-14.5	-7.4	-7.1	0.0	0.4	-0.4
Fiduciary services	-22.8	-8.0	-14.8	-24.8	-9.1	-15.7	-2.0	-1.0	-0.9
Gross business profit	531.5	226.9	304.6	475.5	217.3	258.2	-56.0	-9.5	-46.4

(Note) Figures of CMTH are tentative calculations based on STB's management approach, and based on certain assumptions (transfer pricing, cost allocation, etc.) under managerial accounting.

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三井住友トラスト・ホールディングス

(Reference) Net business profit before credit costs by business

Net business profit before credit costs Consolidated net business profit before credit costs

(Non-consolidated three-company total)(Non-consolidated three-company total)

FY2009 FY2010 CMTH STB Change FY2009 FY2010 CMTH STB Change

Billions of yen CMTB+CMAB)

Retail financial services 26.2 21.0 9.9 11.1 -5.1 34.3 29.1 14.2 14.9 -5.2

Wholesale financial services 120.9 99.1 36.1 63.1 -21.7 140.7 126.4 36.9 89.6 -14.2

Stock transfer agency services 15.4 14.4 8.8 5.6 -1.0 13.8 15.0 9.3 5.7 1.2

Treasury and financial products 115.0 99.9 53.8 46.1 -15.1 115.0 99.9 53.8 46.1 -15.1

Fiduciary services 37.4 34.3 16.9 17.4 -3.1 43.2 46.5 17.7 28.7 3.2

Real estate 8.4 15.3 6.4 8.9 6.8 8.8 16.8 6.5 10.2 8.0

Others -23.5 -36.3 -19.5 -16.7 -12.8 -25.6 -27.9 -12.7 -15.3 -2.3

Total 284.4 233.3 103.5 129.7 -51.1 316.3 290.6 116.4 174.2 -25.6

Note Figures of CMTH are tentative calculations based on STB’s management approach, and based on certain assumptions (transfer pricing, cost allocation, etc.) under managerial accounting.

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Forecast for FY2011

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

13

Forecast (Consolidated & non-consolidated three-company total)

■Consolidated net business profit before credit costs
Forecasted to be flat from FY2010, at 295.0 billion yen, based on a forecasted decrease in market related earnings (such as net gains on bonds), and a forecasted increase in fee earnings (such as real estate brokerage fees and sales fees of investment trusts)

■Total credit costs
Forecasted to be 40.0 billion yen for the full year, based on credit cost occurrence history in trust bank subsidiaries and in group companies

■Consolidated net income
Forecasted to be 150.0 billion yen for the full year, including one-time factor of "gain on amortization of negative goodwill" (approximately 40.0 billion yen) under consolidated accounting due to the management integration

■Dividends for common shares
Forecasted to be 8 yen per share for the full year, in accordance with our dividend policy, which targets a consolidated dividend payout ratio at the 30% level

(Billions of yen)	SMTH (Consolidatd) FY2010 (Actual)(*1)	FY2011 (Forecast)	1HFY2011	Change
Net business profit before credit costs	290.6	295.0	135.0	4.3
Ordinary profit	185.4	215.0	100.0	29.5
Net income	130.7	150.0	90.0	19.2
(exc. Amortization of negative goodwill)		(110.0)	(50.0)	
Total credit costs	-24.3	-40.0	-20.0	-15.6
Dividend on common share (Yen)		8.00	4.00	
Consolidated dividend payout ratio (*2)		31.5%	-	

(*1) The results of FY2010 are combined figures of CMTH (Consolidated) and STB (Consolidated)
(*2) Consolidated dividend payout ratio is calculated by excluding the one off effect of a 40.0 billion yen amortization of negative goodwill

(Billions of yen)	SMTH (Non-consolidated three-company total) FY2010 (Actual)	FY2011 (Forecast)	1HFY2011	Change
Gross business profit (*3)	475.5	480.0	232.0	4.4
Retail financial services	144.2	144.0	70.0	-0.2
Wholesale financial services	148.9	155.0	77.0	6.1
Stock transfer agency services	31.9	32.0	16.0	0.1
Treasury and financial products	111.3	93.0	46.0	-18.3
Fiduciary services	87.9	92.0	44.0	4.0
Real estate	25.7	38.0	16.0	12.3
General and administrative expenses	-242.1	-245.0	-122.0	-2.8
Net business profit before credit costs	233.3	235.0	110.0	1.6
Ordinary profit	149.4	175.0	80.0	25.5
Net income	123.0	100.0	45.0	-23.0
Total credit costs	-7.4	-30.0	-15.0	-22.5

(*3) Gross business profit broken down by business are tentative calculations based on STB's management approach, and based on certain assumptions (transfer pricing, etc.) under managerial accounting.

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三井住友トラスト・ホールディングス

(Reference) Forecast (Non-consolidated, Breakdown by bank subsidiary)

(Billions of yen)	CMTH (Non-consolidated two-company total)				STB (Non-consolidated)			
	FY2010 (Actual)	FY2011 (Forecast)	1HFY2011	Change	FY2010 (Actual)	FY2011 (Forecast)	1HFY2011	Change
Net business profit before credit costs	103.5	105.0	50.0	1.4	129.7	130.0	60.0	0.2
Gross business profit	217.3	220.0	107.0	2.6	258.2	260.0	125.0	1.7
Retail financial services	71.5	74.0	36.0	2.5	72.8	70.0	34.0	-2.7
Wholesale financial services	56.2	60.0	30.0	3.7	92.6	95.0	47.0	2.3
Stock transfer agency services	18.1	18.0	9.0	-0.0	13.8	14.0	7.0	0.2
Treasury and financial products	56.1	40.0	20.0	-16.1	55.2	53.0	26.0	-2.2
Fiduciary services	40.0	42.0	20.0	2.0	48.0	50.0	24.0	2.0
Real estate	10.9	18.0	8.0	7.0	14.7	20.0	8.0	5.2
General and administrative expenses	-113.7	-115.0	-57.0	-1.2	-128.4	-130.0	-65.0	-1.5
Net non-recurring profit	-26.1	-25.0	-15.0	1.1	-57.7	-35.0	-15.0	22.7
Ordinary profit	77.3	80.0	35.0	2.6	72.0	95.0	45.0	22.9
Net income	49.4	45.0	21.0	-4.4	73.5	55.0	24.0	-18.5
Total credit costs	6.7	-10.0	-5.0	-16.7	-14.1	-20.0	-10.0	-5.8

(Note) Gross business profit broken down by business are tentative calculations based on STB's management approach, and based on certain assumptions (transfer pricing, etc.) under managerial accounting.

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三井住友トラスト・ホールディングス

Policy on business initiatives for FY2011

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

FY2011 initiatives policy

1. Strengthen prioritized businesses

Strengthen fee businesses, which are positioned as growth areas (investment trust and insurance sales business, fiduciary services business, real estate business), and solidify the earnings foundation of banking business as well.

2. Steadily advance management integration

Proceed for early realization of revenue synergies through collaboration among the three trust banks under the holding company, working closely together as one bank effectively (Sumitomo Trust and Banking (STB), Chuo Mitsui Trust and Banking (CMTB), Chuo Mitsui Asset Trust and Banking (CMAB)).

Proceed steadily to achieve cost synergies, by implementing measures such as IT system integration, office consolidation, reorganization of group companies, etc.

3. Establish enhanced financial soundness

Utilize the business model as a trust bank and the characteristics, of our new group and reduce financial risks (on a consolidated basis) in order to build a balance sheet which is strong against downside risks. Ensure sufficient levels of capital quality and quantity, establishing enhanced financial soundness

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Strengths of Sumitomo Mitsui Trust Group

Growth strategy of Sumitomo Mitsui Trust Group

(1) Fee businesses are positioned as growth areas (investment trust and insurance sales business, fiduciary services business, real estate business, etc.). Allocate resources to these areas, to exploit new markets and expand market shares

(2) Solidify basic earnings power in the banking business, by providing diverse functions to a broad client base, and building a more balanced loan portfolio

Fee revenue ratio is higher than those of other bank groups
Further raise the ratio in the medium term

Strengthen fee businesses utilizing the new trust bank groups' high expertise and comprehensive capabilities

Investment trust and insurance sales business	・Sales of investment trust and insurance ・Fund wraps
Fiduciary services business	・Pension and overseas assets trust businesses ・Investment trust management and administration
Real estate business	・Real estate brokerage (corporate and individual) ・Real estate asset management and securitization of real estate

Enhance basic earnings power in the banking business using complemented and expanded client base resulting from merger

Banking business (Wholesale business, loans to individuals, etc.)	・Loans to individuals ・Credit for Japanese corporations operating overseas ・Syndicated loans, Asset securitization ・Financial products sales

Net fees and commissions as a percent of gross business profit: Comparison vs. other companies in same industry



Other income ratio to gross business profit
Fees and commissions ratio to gross business profit
(%)
100
75
50
25
0
31%
31%
25%
42%
50%
Approx.
Mega-bank A
Mega-bank B
Mega-bank C
SMTH
FY2015 (Target)

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三井住友トラスト・ホールディングス

Strengthen fee businesses 1: Initiatives for investment trust and insurance sales business

Investment trust and insurance sales

FY2010 investment trust and insurance sales volume surpassed 1 trillion yen (the combined two-company total)

→ Strengthen the sales structure of the trust bank subsidiaries, by making more use of the product provision capabilities and sales support capabilities of investment trust management subsidiaries in the group: STB Asset Management (STAM), Chuo Mitsui Asset Management (CMAM), and Nikko Asset Management (NAM)
→ Promote collaborative measures in the group, to further strengthen marketing capabilities.
<Collaboration Measures> (1) Mutually provide popular products to expand and enhance product lines (2) Staff interaction to quickly share know-how, (3) Hold joint seminars, etc.

Business for high net-worth individuals (Fund wrap)

Fund wrap balance at end of FY2010 surpassed 100 billion yen

→ Greatly reinforce fund wrap sales staff in the group (increase over 500 people in FY2011), expand client base for high net-worth individuals and fund wrap and SMA sales volume

(Billions of yen)	FY2009			FY2010			Change		
	Actual	CMTB	STB	Actual	CMTB	STB		CMTB	STB
Total	36.8	19.3	17.5	40.8	21.4	19.4	4.0	2.0	1.9
Sales fees of investment trust	10.8	5.4	5.3	16.2	8.5	7.6	5.4	3.0	2.3
Sales fees of insurance	10.3	5.9	4.3	8.3	4.9	3.4	-1.9	-1.0	-0.8
Others (management and administration)	15.7	7.8	7.8	16.2	7.9	8.3	0.4	0.0	0.4

<Fund wrap / SMA balance>


(Billions of yen)
CMTB
STB
200.0
160.0
120.0
80.0
40.0
0.0
52.2
30.2
22.0
100.3
64.1
36.2
178.0
118.0
60.0
FY2009
FY2010
FY2011 (plan)

<Income>


(Billions of yen)
Sales fees of investment trust
Sales fees of insurance
Others (management and administration)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
58.4
20.8
17.3
20.3
36.4
6.4
13.0
17.0
36.8
10.8
10.3
15.7
40.8
16.2
8.3
16.2
46.0
23.0
7.0
16.0
FY2007
FY2008
FY2009
FY2010
FY2011 (plan)

<Sales volume>


(Billions of yen)
Sales volume of investment trust
Sales volume of insurance
1,500.0
1,000.0
500.0
0.0
1,309.2
999.9
309.2
602.1
355.3
246.8
840.9
568.1
272.7
1,150.8
873.0
277.7
1,320.0
1,080.0
240.0
FY2007
FY2008
FY2009
FY2010
FY2011 (plan)

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三井住友トラスト・ホールディングス

Strengthen fee businesses 2: Initiatives for fiduciary services business

Strengthen investment trust management subsidiaries

Acquisition of Tyndall greatly increased NAM's asset under management

→ As to NAM, strengthen overseas network to further promote global development
→ Through integration of STAM and CMAM, strengthen their product provision capabilities and sales support capabilities, to accelerate growth in domestic investment trust management business
→ Expand entrusted asset of investment trusts, as a synergy for asset administration business, with increased asset under management of investment trusts

Promote global activities of trust banks under the holding company

49 trillion yen asset under management of the trust bank subsidiaries: Dominant position in Japan

→ Utilize the London subsidiary as a marketing base in the group, and strengthen the marketing of Japanese stocks investment
→ Integrate the Hong Kong subsidiaries of STB and CMTB. Utilize it as a base for asset management and research, and strengthen our ability to manage Asian stocks
→ Expand entrusted asset of global custody by STB's USA subsidiary, focusing on entrusted investment trusts

<Asset under management (AUM)>

(Trillions of yen)	Mar. 2010	Mar. 2011	Change
Asset under management (AUM)	64.1	65.7	1.5
Trust banks (Non-consolidated)	49.9	49.0	-0.8
CMAB	22.4	24.4	2.0
Corporate pension	6.6	6.6	0.0
Public pension	2.5	2.4	-0.1
Investment discretion	13.1	15.3	2.2
STB	27.5	24.6	-2.9
Corporate pension	7.0	7.0	0.0
Public pension	5.6	5.8	0.2
Investment discretion	14.9	11.7	-3.1
Subsidiaries	14.1	16.6	2.4
STB Asset Management	1.5	1.4	-0.0
Chuo Mitsui Asset Management	2.2	2.3	0.1
Nikko Asset Management	10.4	12.8	2.3

<Asset under custody (AUC)>

(Trillions of yen, Billions of USD)	Mar. 2010	Mar. 2011	Change
Domestic custody business (JTSB)	182	184	1
Global custody business (STBUSA)	167	209	41

NAM's global development

➢Acquisition of Tyndall and DBS Asset Management strengthened foreign stock and bond management capabilities, expanding total asset under management for overseas investors in one stroke
➢Sell NAM's products in the Asia Pacific region through Suncope, financial conglomerate in Australia, and DBS Bank, largest bank in Singapore, of which both are former parent companies of Tyndall and DBS Asset Management.

NAM's AUM for overseas investors
FY2010 (actual): 3.1 trillion yen, FY2011 plan (target): 3.8 trillion yen

<Asset under management (AUM) by company>


(Trillions of yen)
CMAB
STB
CMAM+STAM
NAM
80
70
60
50
40
30
20
10
0
63.5
57.8
64.1
65.7
64.8
22.2
21.0
22.4
24.4
24.5
26.0
24.8
27.5
24.6
21.8
3.7
3.0
3.7
3.8
4.2
11.4
8.8
10.4
12.8
14.1
Mar.2008
Mar.2009
Mar.2010
Mar.2011
Mar.2012
(plan)

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三井住友トラスト・ホールディングス

Strengthen fee businesses 3: Initiatives for real estate business

Promote brokerage business

Although the recovery trend continues, market recovery is slower than expected

→ Share real estate information between STB and CMTB, and strengthen ability to match real estate information
→ Promote brokerage with added value by consulting (consulting on effective utilization and construction, environmental consulting, financial and tax consulting, tenant introductions, etc.). Thereby build an earnings structure less affected by real estate market conditions

Use trust function to strengthen earnings from stock-type business

Securitization balance declined from FY2009, due to sluggish demand for securitization business. The balance of real estate investment management expanded from FY2009, due to newly acquired asset under management

→ Strengthen real estate securitization and real estate investment management services for Japanese and foreign investors
→ Integrate real estate administration systems for more efficient business, promoting operation of real estate securitization with lower costs

<Real estate business results>

(Billions of yen)	FY2009 Actual	FY2010 Actual	FY2010 Change	FY2011 Plan
Real estate brokerage fees	21.6	28.0	6.3	41.0
CMTB	6.3	7.6	1.2	15.0
STB	5.1	9.1	4.0	15.0
Subsidiaries	10.1	11.2	1.1	11.0
Real estate trust fees, etc.	8.1	7.8	-0.3	7.5
CMTB	3.4	3.3	-0.1	3.0
STB	4.7	4.5	-0.2	4.5
Others	2.0	2.3	0.2	1.5
Total	31.9	38.2	6.2	50.0

	FY2009 Actual	FY2010 Actual	FY2010 Change
Balance of securitized real estate	9,659.1	9,493.7	-165.4
Balance of real estate asset management	236.7	280.1	43.3

Real estate brokerage fees and number of contracts



(Billions of yen)
CMTB
STB
Subsidiaries
60.0
50.0
40.0
30.0
20.0
10.0
0.0
61.2
24.4
21.2
15.4
26.9
9.7
6.7
10.4
21.6
6.3
5.1
10.1
28.0
7.6
9.1
11.2
41.0
15.0
15.0
11.0
FY2007
FY2008
FY2009
FY2010
FY2011 (plan)

Number of brokerage contracts (CMTB + STB)			
FY2007	FY2008	FY2009	FY2010
781	317	331	410

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三井住友トラスト・ホールディングス

Enhancing basic earnings power 1: Initiatives for wholesale financial services

Maintain and expand balance of loans to corporates Balance of loans to corporates expanded to 15 trillion yen, nearing megabank levels, through management integration

Promote fee businesses, etc. Corporate client base dramatically expanded through management integration Promote sales of investment products in which STB is strong

Growth of loans to Japanese corporations operating overseas

Reinforce overseas staff and organization, focusing on Singapore branch

On February 28, 2010, STB and CMTB executed a banking agency agreement for loans to Japanese corporations operating overseas

Utilize CMTB’s client base, to expand loans to Japanese corporations operating overseas

Promote collaboration with DBS Bank, to provide solutions for various needs of Japanese corporations operatingin Asia (local currency denominated loans, etc.) Initiatives for loans to overseas non-Japanese borrowersUtilize the strengthened overseas organization, and also work on loans to overseas non-Japanese borrowers on a relationship basis (sovereign, top tier private companies, etc.), focusing on Asia

Number of client companies in which 5th or higher loan provider (As of Sep. 30, 2010)

Pre-Management Post-Management Change

Integration Integration

Total Approx. 580 Approx. 580

Ranked 1st 3rd Approx. 280 Approx. 370 Approx. 90

Ranked 1st 5th Approx. 460 Approx. 510 Approx. 50

Strengthen loans to Japanese corporations operating overseas in CMTB’s client base, and maintain or expand the balance of loans to corporates

Utilizing enhanced business position, provide SMTH Group’s diverse products and services, such as syndicated loans, monetary claim securitization, stock transfer agency services, corporate pension trusts, M&A advisory services, etc.

Promote sales of STB-managed products (derivative-embedded deposits, etc.) to CMTB’s client base such as financial institutions, universities, and colleges.

Balance of credit to overseas Japanese borrowers

(Billions of yen) STB CMTB

1,800 1,472.9 1,650.0

1,500 1,189.0

1,200 861.8 956.0 1,440.0

900 1,046.5 1,290.1

600 753.4 817.9(903.3)(1,020.0)

300(485.1)(519.8)(718.7)

0 108.4 138.1 142.5 182.8 210.0

Mar.2008 Mar.2009 Mar.2010 Mar.2011 Mar.2012

(plan)

(Note) Numbers in parentheses are the balance of loans to Japanese corporations operating overseas

Financial product sales revenue

(Billions of yen) STB CMTB

3.8 4.0 4.0

4.0 3.2

2.8

3.0

2.0 2.0 2.4 2.8 2.8

1.7

1.0

1.0 1.2 1.3 1.2 1.2

0.0

FY2007 FY2008 FY2009 FY2010 FY2011

(plan)

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved. 22

Enhancing basic earnings power 2: Initiatives for individual loans business

Strengthen sales routes

Use sales routes where the trust banks have strength, (real estate developers, etc.) to solidly grow the residential mortgage loan balance

→ In addition to route sales, strengthen sales utilizing workplace channels, with aim of becoming No.2 in banking industry as to execution amount of residential mortgage loans (about 10% share of domestic banking market)

Diversify sales channels

Reorganize the group structure to strengthen sales structure of Sumishin Real Estate Loan & Finance.

Solidly grow individual loan balance of the entire group, including SBI Sumishin Net Bank

→ Thoroughly perform mutual client introduction activities within the group, making the most use of diverse sales channels to meet various client needs, with the aim of expanding individual loan balance of the entire group

(Billions of yen)	FY2009			FY2010			Change			FY2011		
	Actual	CMTB	STB	Actual	CMTB	STB		CMTB	STB	Plan	CMTB	STB
Balance of loans to individuals	5,798.7	3,619.0	2,179.7	5,946.1	3,585.5	2,360.6	147.3	-33.5	180.8	6,550.0	3,850.0	2,700.0
Residential mortgage loans	5,160.9	3,331.2	1,829.6	5,381.4	3,335.1	2,046.2	220.5	3.9	216.6	6,000.0	3,600.0	2,400.0
Execution Amount	1,083.7	618.0	465.7	807.0	299.3	507.6	-276.7	-318.6	41.8	1,260.0	660.0	600.0
Residential mortgage loans	1,020.2	613.5	406.7	784.5	294.9	489.6	-235.7	-318.6	82.9	1,200.0	650.0	550.0

Individual loan balance


(Trillions of yen)
CMTB
STB
SBI Sumishin Net Bank
Sumishin Real Estate L&F
8.0
6.0
4.0
2.0
0.0
5.0
0.1
0.0
1.9
2.9
5.6
0.1
0.2
1.9
3.3
6.3
0.1
0.4
2.1
3.6
6.8
0.1
0.7
2.3
3.5
7.6
0.1
0.9
2.7
3.8
Mar.2008
Mar.2009
Mar.2010
Mar.2011
Mar.2012 (plan)

Origination of residential mortgage loans by channel


Route sales channel
Workplace channel
Over the counter, etc.
8%
5%
87%

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23
三井住友トラスト・ホールディングス

Initiatives for early realization of revenue synergies

From April 2011, the three trust bank subsidiaries in the group began collaboration to work closely together as one bank effectively Toward early realization of revenue synergies, quickly launch measures to strengthen earnings

Measures to strengthen earnings Examples of specific measures in FY2011

• In all businesses, use temporary transfers, dual jobs, trainees, etc., for staff interaction

Sharing of business promotion systems, sales know-how, etc. (about 200 people of both groups in total) • Set joint targets, and share viewpoint in activities and introduce performance evaluation system to assess results of activities

Retail financial services

• Mutual sales of investment trust products, etc. of STAM, NAM and CMAM

Mutual provision of products, services, etc. (cross-selling) Wholesale financial services

• Promote loans to Japanese corporations operating overseas in CMTB’s client base (Executed a banking agency agreement on Feb. 28, 2011) • Joint sales of syndicated loans

Strengthen information matching capabilities Real estate • Promote information matching by sharing real estate brokerage information

Accelerate promotion of collaborative measures for early realization of revenue synergies

Revenue synergies for FY2011 (Forecast)

(Billions of yen)

Business Revenue synergies

Retail financial services Approx. 1.0

(mainly investment trust and insurance sales business)

Wholesale fiancial services Approx. 0.6

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved. 24

Initiatives to achieve cost synergies

IT system integration

Banking IT system   The following is a schedule for banking IT system integration

April 2012   Connection by bridge system (Systems of headquarters and all branches at the same time)

FY2014   Complete integration of banking IT system (Systems at branches are to be switched over one after another, over a half-year period)

Other than banking IT system

Plan to integrate major systems such as markets, real estate administration, pension administration, stock transfer agency services in FY2012, in principle

Consolidation of headquarters and branches, and Reorganization of network

Domestic branches: 34 branches are to be integrated over 38 overlapping branches between STB and CMTB (plan to have 4 terminal branches coexist)

Overseas network: Plan to close/integrate three CMTB's overseas representative offices which overlap with STB's branches in terms of regions and roles

Reorganization of group companies

Domestic group companies: Following subsidiaries are to be integrated around April 2012, subject to approval from the relevant authorities

Business	Former CMTH group	STB Group
Asset Management	Chuo Mitsui Asset Management Company, Limited	STB Asset Management Co., Ltd.
Real Estate Brokerage	Chuo Mitsui Realty Company, Limited	Sumishin Realty Company Limited
Asset Management (Real Estate)	Chuo Mitsui Trust Realty Company, Limited	Sumishin Real Estate Investment Management Co., Ltd.
Loan Guarantees	Chuo Mitsui Guarantee Co., Ltd.	Sumishin Guarantee Company, Limited
Administrative Agency	Chuo Mitsui Business Co., Ltd. Chuo Mitsui Loan Business Co., Ltd.	Sumishin Business Service Company, Limited
Training and Human Resources	Chuo Mitsui Create Company, Limited	STB Business Partners Co., Ltd.
Property management	CMTB Facilities Co., Ltd.	Sumishin Shinko Company Limited

Overseas group companies: Following subsidiaries are to be integrated by April 2012, subject to approval from the relevant authorities

Area	Former CMTH group	STB Group
China (Hong Kong)	Chuo Mitsui Investments Hong Kong Ltd.	The Sumitomo Trust Finance (H.K.) Ltd.

Steadily progress as planned towards achieving cost synergies

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25

三井住友トラスト・ホールディングス

Further enhancing financial strength

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved. 26

Credit portfolio strategy

Credit portfolio

(Trillions of yen)

25.0

20.0 15.0 10.0 5.0 0.0

23.4

5.9

1.4 1.0 1.6

13.3

Mar.2011

24.1

6.5

1.6 1.1 1.8

12.9

Mar.2012 (plan)

Loans to individuals

Overseas Japanese borrower

Overseas non Japanese borrower

Real estate asset finance (NRL), etc

Large company, etc.

Loans to individuals:

Actively build up the balance of individual loans, for which credit costs are stable at a low level

Overseas Japanese borrower:

Role complements weak finacing demand for loans to domestic corporations. Initiatives targeting CMTB’s client base, to achieve synergies

Real estate NRL, etc.:

Build up balance, focused on loans sponsored by Japanese corporations. Use internal appraisals which are stricter than external appraisals, with stringent credit risk management

Expand balance, focused on “Credit to individuals” and “Credit related to overseas Japanese borrower”

Build credit portfolio which balances profitability and stability

Loan balance by industry (Non-consolidated, banking a/c and principal guaranteed trust a/c combined) (As of March 31, 2011)

CMTB STB Reference

CMTB+STB

Amount Composition Amount Composition Amount Composition

(Billions of yen) ratio ratio ratio

Domestic Branches (exc. Offshore) 9,080.1 100.0% 11,325.2 100.0% 20,405.4 100.0%

Manufacturing 899.2 9.9% 1,855.2 16.4% 2,754.4 13.5%

Construction 70.7 0.8% 93.4 0.8% 164.2 0.8%

Finance and insurance 1,686.8 18.6% 1,857.5 16.4% 3,544.4 17.4%

Real estate 1,239.3 13.6% 1,721.6 15.2% 2,961.0 14.5%

Others(Loans to individuals etc.) 3,758.7 41.4% 2,944.7 26.0% 6,703.5 32.9%

Reduce risks of concentration in specific industries, by mutual complementation of credit portfolios

Build a more balanced credit portfolio

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved. 27

Non-performing loans and total credit costs

Balance and ratio to total loan balance of NPLs

Total credit costs and credit cost ratio

(Billions of yen)

1,200 1,000 800 600 400 200 0

1,104.6

5.23%

402.2

2.29%

1.27%

1.33%

444.3

1.16%

1.11%

702.4

184.2

294.7

261.9

255.6

245.3

117.6

116.4

176.5

260.1

155.7

144.4

139.2

118.3

89.6

Mar.2003 Mar.2005 Mar.2007 Mar.2009 Mar.2010 Mar.2011

6.0% 5.0% 4.0% 3.0% 2.0% 1.0% 0.0%

NPL(STB)

NPL(CMTB)

NPL ratio (CMTB+STB)

(Billions of yen)

240 190 140 90 40 -10

Credit costs(STB)

Credit costs(CMTB)

Credit cost ratio(CMTB STB)

(Credit cost/Total loans and guarantees)

203.0

0.96%

85.9

0.33% 0.34% 0.21%

73.9

66.8 -0.01%

117.1 0.03%

41.1 40.5 54.9

42.5 7.4

26.3 19.0 -2.2

14.1 6.1 -1.4 -8.4 -6.7

FY2002 FY2004 FY2006 FY2008 FY2009 FY2010

1.2% 1.0% 0.8% 0.6% 0.4% 0.2% 0.0% -0.2% -0.4%

(Note) Total credit costs include recoveries of written-off claims.

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved. 28

Problem assets based on the Financial Reconstruction Act : Collaterals and allowances

(Billions of yen)	CMTB (Non-consolidate, banking a/c and principal guaranteed trust a/c combined) Mar. 2010	Mar. 2011	Change	Collateral/Allowance		Coverage ratio (*1)	Allowance ratio (*2)
Problem assets based on the Financial Reconstruction Act	118.3	89.6	-28.7			74.5%	38.2%
(Ratio to total loan balance)	1.3%	1.0%	-0.3%			(81.0%)	(50.0%)
Loans in bankrupt and practically bankrupt	19.9	17.3	-2.5	Total	17.3	100.0%	100.0%
				Collateral value	9.8	(100.0%)	(100.0%)
				Specific allowance for loan losses	7.5		
Doubtful loans	77.1	44.0	-33.1	Total	37.8	86.0%	39.5%
				Collateral value	33.8	(92.2%)	(66.6%)
				Specific allowance for loan losses	4.0		
Substandard loans	21.3	28.2	6.9	Total	11.5	41.1%	13.2%
				Collateral value	9.0	(23.0%)	(11.5%)
				General allowance for loan losses	2.5		
Total loan balance	9,377.1	9,286.3	-90.8	Figures of ratio in parenthesis are as of Mar. 2010			

(*1) (collateral value after considering haircuts + allowance for loan losses)/loan balance
(*2) allowance for loan losses/(loan balance − collateral value after considering haircuts)

(Billions of yen)	STB (Non-consolidated, banking a/c and principal guaranteed trust a/c combined) Mar. 2010	Mar. 2011	Change	Collateral/Allowance		Coverage ratio (*1)	Allowance ratio (*2)
Problem assets based on the Financial Reconstruction Act	176.5	155.7	-20.8			79.8%	51.0%
(Ratio to total loan balance)	1.4%	1.2%	-0.2%			(80.4%)	(57.6%)
Loans in bankrupt and practically bankrupt	17.6	23.9	6.3	Total	23.9	100.0%	100.0%
				Collateral value	13.6	(100.0%)	(100.0%)
				Specific allowance for loan losses	10.3		
Doubtful loans	61.2	49.6	-11.6	Total	44.5	89.6%	75.5%
				Collateral value	28.6	(86.6%)	(77.7%)
				Specific allowance for loan losses	15.9		
Substandard loans	97.7	82.1	-15.6	Total	56.0	68.1%	19.7%
				Collateral value	49.5	(72.9%)	(22.2%)
				General allowance for loan losses	6.5		
Total loan balance	12,685.3	12,790.9	105.5	Figures of ratio in parenthesis are as of Mar. 2010			

(*1) (collateral value without considering haircuts + allowance for loan losses)/loan balance
(*2) allowance for loan losses/(loan balance − collateral value without considering haircuts)

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29
三井住友トラスト･ホールディングス

Securities portfolio and interest rate risk

Breakdown of securities with fair value

CMTH (Consolidated) STB (Consolidated)

Cost Unrealized gains/losses Cost Unrealized gains/losses

(Billions of yen) Mar. 2010 Mar. 2011 Change Mar. 2010 Mar. 2011 Change Mar. 2010 Mar. 2011 Change Mar. 2010 Mar. 2011 Change

Available-for-sale securities 3,592.2 3,238.4 -353.8 47.0 -3.2 -50.3 3,520.4 4,117.5 597.1 94.3 71.4 -22.8

Japanese stocks 474.9 448.5 -26.3 73.0 38.2 -34.7 426.7 425.3 -1.3 65.1 45.0 -20.1

Japanese bonds 1,910.7 1,643.3 -267.3 -3.6 -12.9 -9.3 1,592.9 2,407.2 814.3 25.3 20.8 -4.5

Government bonds 1,636.4 1,372.5 -263.9 -3.9 -14.3 -10.3 1,191.3 1,866.1 674.8 24.5 20.3 -4.2

Others 1,206.5 1,146.4 -60.0 -22.3 -28.5 -6.2 1,500.7 1,284.9 -215.8 3.7 5.6 1.8

Foreign government bonds (*) 817.5 696.7 -120.8 -6.2 -19.5 -13.2 666.5 781.9 115.4 -3.5 -5.9 -2.4

Held-to-maturity debt securities 721.0 297.2 -423.8 -0.2 0.3 0.6 546.6 427.6 -118.9 53.7 49.8 -3.9

Japanese government bonds 399.2 0.1 -399.1 2.2 0.0 -2.2 236.0 184.7 -51.2 8.0 7.9 -0.1

Others 321.7 297.0 -24.6 -2.5 0.3 2.9 310.5 242.8 -67.6 45.6 41.9 -3.7

(*) Including GNMA Duration situation

CMTB (Non-consolidated) STB (Non-consolidated)

(Billions of yen, year) Mar. 2011 Change Mar. 2011 Change

Interest rate sensitivity (*) 3.93 0.56 8.36 3.09

JPY

Duration 3.1 0.9 3.7 0.5

Interest rate sensitivity (*) 3.50 0.36 4.54 2.56

Other Duration 5.0 1.1 6.4 3.3

(*)Figures for CMTB are estimation calculating by 1BP by 10times

Outlier ratio

CMTB (Non-consolidated) STB (Consolidated)

(Billions of yen, %) Mar. 2010 Mar. 2011 Change Mar. 2010 Mar. 2011 Change

Total interest risk 64.8 53.9 -10.8 24.7 65.5 40.8

Tier I + Tier II 993.5 1,069.8 76.2 1,872.9 1,980.5 107.6

Outlier ratio 6.5% 5.0% -1.5% 1.3% 3.3% 2.0%

Cross shareholdings as % of Tier I

(Billions of yen)

Cost of share holdings(STB) Cost of share holdings(CMTH)

Share holdings/Tier capital(CMTH+STB)

1,400 1,200 1,000 800 600 400 200 0

55.8%

53.5% 51.0%

44.8%

41.1%

481.9 478.6

432.6 426.7 425.3

517.6 517.2 481.7 473.9 447.5

70% 60% 50% 40% 30% 20% 10% 0%

Mar.2007 Mar.2008 Mar.2009 Mar.2010 Mar.2011

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved. 30

Status of capital and public funds

BIS capital adequacy ratio (Basel II)

CMTH (Consolidated) STB (Consolidated)

(Domestic standard) (International standard)

(Billions of yen) Mar. 2010 Mar. 2011 Change Mar. 2010 Mar. 2011 Change

Total qualifying capital 1,038.6 1,119.4 80.7 1,777.3 1,880.8 103.5

Tier I 742.4 791.1 48.6 1,266.3 1,333.9 67.5

Tier II 319.2 343.7 24.4 606.6 646.6 40.0

Deduction -23.0 -15.4 7.5 -95.6 -99.6 -4.0

Total risk-w eighted assets 7,526.0 6,799.0 -727.0 12,831.3 12,028.0 -803.3

BIS capital adequacy ratio 13.80% 16.46% 2.66% 13.85% 15.63% 1.78%

Tier I capital ratio 9.86% 11.63% 1.77% 9.86% 11.09% 1.23%

Capital increasedthrough accumulation of retained earnings, while risk-weighted assets decreased, resulting in large improvements in both the BIS capital adequacy ratio and the Tier I capital ratio from the previous fiscal year.

Factors of decline in risk-weighted assets

Decreased balance of loans to special mention debtors

Decreased balance of investment trust

improved Risk weights based on PD and LGD review

Status of public funds

Percentage of equity held by government

Pre-Management Integration

30%

Post-Management

Integration

12%

Due to management integration, the percentage of equity held by the government (*) decreased to 12%, from the level of 30%

(*)Number of shares held: 500,875 thousand Acquisition price: 400 yen

Repayment of public funds

Preferred shares

(Billions of yen)

500

450

400

350

300

250

200

150

100

50

0

Buy back Market sales Public fund

432.25

32.00

400.25

37.00

363.25

86.40

76.50

200.35

200.35

Common shares

All preferred shares converted into common shares in August 2009

Surplus

Mar.2006 Mar.2007 Mar.2008 Mar.2009 Mar.2011

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Response to new Basel regulations

- Common equity Tier I ratio was approximately 8% as of March 31, 2011(around mid-5% level after deducting all deduction items). In a simulation based on the assumptions below, it will be between 8.5% and 9% when Basel III is partially introduced (March 31, 2013), and around mid-9% level when Basel III is completely introduced. Through accumulation of retained earnings during the transition period, it will be possible to sufficiently achieve each requirement level.
- Stricter regulations towards Basel III are expected to increase risk-weighted assets (RWA) by approx. 5% from the current level, and thus have limited effects.
- Continue to respond to regulations, focusing on efficient management of RWA and strict control of deduction items.

[Simulation of Common Equity Capital]

		Mar. 2011	Mar. 2013 (Partial introduction)	Mar. 2019 (Full-scale introduction)
Common Equity Tier I ratio	After considering phase-in arrangements	Approx. 8%	8.5%-9.0%	Mid - 9%
	Before considering phase-in arrangements	Mid - 5%	Mid - 6%	
Requirement level (Minimum capital requirements + Capital conservation buffer)			3.5%	7.0%

Simulation assumptions for common equity Tier I ratio

(1) For FY2011, 150.0 billion yen of net income is posted based on earnings forecast. From FY2012 onwards, 110.0 billion yen is posted for each year, excluding a gain on amortization of negative goodwill resulting from management integration.

(2) Effects of (a) deduction items from common equity Tier I, and (b) increase in RWA based on stricter regulations towards Basel III are calculated as of March 31, 2011 (trial calculation values), and the same effects are assumed from FY2012 onwards.

[(a) Deduction items from Common Equity Tier I (As of Mar. 2011)]

(Billions of Yen)	Full deduction amount (estimate)
Deduction items from Common Equity Tier I (Goodwill, Other intangible assets, Deffered Tax Assets, Advanced benefit paid, double gearing, etc.)	Approx. 600.0

[(b) Effect of increasing RWA toward Basel III (As of Mar. 2011)]

(Billions of Yen)	Increased amount (estimate)	Ratio to RWA
Strengthen framework of Basel II Market risk, Securitization products	Approx. 200.0	1%
Basel III [Introduction Mar. 2013] OTC derivative transactions, higher correlation between financial institutions, etc.	Approx. 700.0	4%
Total	Approx. 900.0	5%

[(Reference) Comparison with Leverage ratio of major banks (As of Mar. 2011)

- Estimation based on Basel III is higher than 3% which is the trial target level during the transition period.
- Comparison based on current regualtion, shows that we have relative advantage against mega banks.

	Basel III	(Reference) Tier I capital (current regulation) / Total assets			
	SMTH		Mage bank A	Mega bank B	Mega bank C
Reverage ratio (*1)	Approx. 5%(*2)	6.0%	4.8%	4.6%	3.8%
RWA / Total assets		54%	43%	37%	32%

(*1) Tier I capital under Basel III / Exposure (On-balance items + Off-balance items)

(*2) Estimation based on Basel III text, during the Estimation period (2013/1~2017/1, trial level is 3%)

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.
32
三井住友トラスト・ホールディングス

Financial and capital policies

Basic approach to financial and capital policies

Looking towards Basel III, we aim to maximize shareholder interests through the basic approach of ensuring adequate capital (in terms of both quality and quantity), enhancing our sound financial base, and pursuing enhanced capital efficiency

Financial targets

(Medium-term target)

Consolidated ROE: About 10%

(FY2011 target levels)

Common equity Tier l ratio: About 6% (improve) Consolidated Tier I capital ratio: About 11% (maintain)

Consolidated BIS capital adequacy ratio: About 15%

(maintain)

Policy on repayment of public funds

Aim at early repayment, by methods such as sales in the market, corresponding to share price movement

No plans for capital increase to repay public funds

Policy on reduction of cross shareholdings

We target cross shareholding balance (after adjusting hedge effects) of about 30% of consolidated Tier I under current regulations as of March 31, 2014

Basic policy on returns for shareholders

Our basic policy is to share profits with shareholders in accordance with profit level of each fiscal year.

Specifically, regarding dividends for common shares, our policy is to target a consolidated dividend payout ratio of approximately 30%

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

The following are supplemental materials

Supplemental materials are posted as additional information with the object of continuous disclosure of both CMTH and STB

(Results and finance-related)

Effects of the Great East Japan Earthquake

Breakdown of profit by business: Chuo Mitsui (Non-consolidated two-company total)

Breakdown of total credit costs (Non-consolidated), Migration Analysis

Regulatory capital (Details)

(Credit portfolio)

International credit investment

Loans to nonbank financial industry: Sumitomo Trust

Real estate-related loans

Real estate-related loans (NRLs): Chuo Mitsui Trust

Real estate-related loans (NRLs): Sumitomo Trust

(Division performance of Sumitomo Trust Group )

Retail financial services and wholesale financial services: Sumitomo Trust

Financial related business in group companies 1. Leasing, real estate-related finance, housing loans

Financial related business in group companies 2. Internet banking, Nikko AM

Global markets business: Sumitomo Trust

Fiduciary services business: Sumitomo Trust

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Business results

and finance-related

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Effects of the Great East Japan Earthquake

Offices, IT systems, etc.

No serious damages or losses at head office and branches, including Sendai Branch

Banking systems, including ATMs are operating without any serious problem.

Earthquake response allowance

STB

CMTB STB Sumishin Panasonic Sumishin Real

Group total Total

(Non-consolidated) (Non-consolidated) Financial Services Co., Estate Loan &

(Billions of yen) (*2) Ltd. (Consolidated) Finance, Ltd.

Loans to the devastated area (*1) (1) 53.9 70.0 38.3 27.6 4.1 123.9

Total loan balance (*3) (2) 3,713.3 3,603.1 2,277.9 1,092.4 232.8 7,316.5

Devastated area ratio (1)/(2) 1.5% 1.9% 1.7% 2.5% 1.8% 1.7%

Allowance for earthquake (3) 6.7 12.5 6.0 5.4 1.0 19.3

Allowance ratio (3)/(1) 12.6% 17.9% 15.9% 19.8% 24.2% 15.6%

(*1) Aomori Pref., Iwate Pref., Miyagi Pref., Fukushima Pref., and Ibaraki Pref.

(*2) Excludes affliates by equity method

(*3) CMTB, STB: Consumer loans STB subsidiaries: Claims on lease payment etc.

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Breakdown of profit by business:

Chuo Mitsui (Non-consolidated two-company total)

CMTH (Non-consolidated two-company total)

(Billions of yen) FY2009 FY2010 Change

Asset management businesses 72.7 72.8 0.1

Investment trust & Insurance related business 26.9 29.3 2.3

Real estate 9.8 10.9 1.1

Pension 22.7 21.3 -1.3

Stock transfer agency 11.7 10.6 -1.0

Banking related businesses 154.1 144.4 -9.6

Conventional banking businesses 90.0 86.5 -3.4

[Corporate loans, etc.] 45.9 37.7 -8.1

[Bond investments, etc.] 44.1 48.8 4.6

Loans to individuals 46.5 40.7 -5.8

Real estate asset finance 11.3 11.3 0.0

Alternative investments 4.1 4.3 0.2

Other banking related businesses 2.1 1.3 -0.7

Gross operating profit 226.9 217.3 -9.5

(Note) Business segment and figures mentioned above are based on former CMTH managerial reporting basis

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Breakdown of total credit costs (Non-consolidated), Migration Analysis

(Billions of yen)	FY2009	1HFY2010	2HFY2010	FY2010	Major factors (FY2010)
CMTB (Non consolidated, Banking a/c and Principal guaranteed trust a/c combined)					
Total credit costs	-6.1	7.1	-0.4	6.7	
General allowance for loan losses	2.7	3.4	-5.5	-2.0	Net increase of general allowance for loan losses -2.0 ・Earthquake -6.7, Allowance ratio -2.6, Loan balance 2.0 Downgrade of debtors, etc. -2.4 ・Newly recognized -1.3＋Additional cost -1.1 Reversal 5.3, Recoveries of written-off claims 5.8
Specific allowance for loan losses	-1.0	3.4	0.7	4.2	
Recoveries of written-off claims	1.4	1.0	4.7	5.8	
Losses on sales of claims, written-off	-9.2	-0.8	-0.3	-1.2	

(Billions of yen)	Mar. 2010	Mar. 2011	Change	Change of borrower classification: Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Loans in bankrupt and practically bankrupt	19.9	17.3	-2.5	8.0	-	-	-8.0	-2.5
Doubtful loans	77.1	44.0	-33.1	8.6	-7.6	2.0	-11.4	-24.7
Substandard loans	21.3	28.2	6.9	7.9	-0.2	1.4	-0.4	-1.8
Loans to other special mention debtors	387.1	335.0	-52.1	41.4	-9.5	9.7	-56.1	-37.5

(Billions of yen)	FY2009	1HFY2010	2HFY2010	FY2010	Major factors (FY2010)
STB (Non consolidated, Banking a/c and Principal guaranteed trust a/c combined)					
Total credit costs	8.4	3.8	-18.0	-14.1	
General allowance for loan losses	21.6	7.2	-2.2	5.0	Reversal of allowance for loan losses Approx. 11.0 ・Decrease in lona balance, etc. Approx. 5.0 ・Upgrade of debtors Approx. 6.0 Newly recognized (downgrades of classification) Approx. -19.0 Related to Great East Japan Earthquake Approx. -6.0
Specific allowance for loan losses	-7.6	-2.4	-1.8	-4.2	
Recoveries of written-off claims	1.3	0.6	0.7	1.3	
Losses on sales of claims, written-off	-6.9	-1.6	-14.6	-16.3	

(Billions of yen)	Mar. 2010	Mar. 2011	Change	Change of borrower classification: Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Loans in bankrupt and practically bankrupt	17.6	23.9	6.3	15.9	-	-	-0.9	-8.7
Doubtful loans	61.2	49.6	-11.6	11.0	-0.4	0.3	-1.0	-21.5
Substandard loans	135.1	109.7	-25.4	3.6	-0.3	0.7	-5.3	-24.2
Loans to other special mention debtors	586.8	376.3	-210.5	58.6	-24.8	5.5	-138.4	-111.4

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38
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Regulatory capital (Details)

(Billions of yen)	CMTH (Consolidated) No.2 standard (*1) Mar. 2010 Actual	CMTH (Consolidated) No.2 standard (*1) Mar. 2011 Preliminary	CMTH (Consolidated) No.2 standard (*1) Change	CMTH (Consolidated) No.1 standard(*2) Mar. 2011 (reference)	STB (Consolidated) International standard Mar. 2010 Actual	STB (Consolidated) International standard Mar. 2011 Preliminary	STB (Consolidated) International standard Change
Total qualifying capital	1,038.6	1,119.4	80.7	1,119.3	1,777.3	1,880.8	103.5
Tier I	742.4	791.1	48.6	791.1	1,266.3	1,333.9	67.5
Shareholders' equity	625.6	660.6	35.0	660.6	1,133.3	1,188.8	55.4
Preferred shares	-	-	-	-	109.0	109.0	-
Preferred securities issued by overeseas SPV	183.5	183.5	-	183.5	280.0	280.0	-
Goodwill equivalents	-35.3	-33.0	2.2	-33.0	-133.0	-123.2	9.8
Equivalent to 50% of the excess of expected loss over qualifying reserves.	-13.6	-6.9	6.6	-6.9	-22.1	-13.0	9.1
Tier II	319.2	343.7	24.4	343.7	606.6	646.6	40.0
Amount equivalent to 45% of unrealized gains on available-for-sale securities	-	-	-	-	-	3.3	3.3
Liability type fundraising means	319.2	343.7	24.4	343.7	596.8	628.2	31.4
Deduction (double gearing, etc.)	-23.0	-15.4	7.5	-15.4	-95.6	-99.6	-4.0
Total risk-weighted assets	7,526.0	6,799.0	-727.0	6,927.0	12,831.3	12,028.0	-803.3
Amount of credit risk-weighted assets	7,022.6	6,333.7	-688.8	6,443.6	11,963.6	11,146.3	-817.2
Amount of market risk equivalents	-	-	-	18.0	96.8	139.3	42.4
Amount of operational risk equivalents	503.3	465.2	-38.1	465.2	770.8	742.3	-28.4
Consolidated capital adequacy ratio	13.80%	16.46%	2.66%	16.15%	13.85%	15.63%	1.78%
Tier I capital ratio	9.86%	11.63%	1.77%	11.42%	9.86%	11.09%	1.23%

(*1) Japanese domestic standard for bank holding company (*2) International standard for bank holding company

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39
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Credit portfolio-related

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

International credit investment

(Billions of yen)	CMTB (Non-consolidated) Amount as of Mar. 2011	North America	Europe	Change from Mar. 2010	Unrealized gains/losses	Change from Mar. 2010	Unrealized gains/losses ratio
Available-for-sale securities (*)	250.2	68.1	131.1	64.7	-1.2	-0.2	-0.5%
Asset-backed securities	-	-	-	-10.0	-	-	-
Corporate bonds	250.2	68.1	131.1	74.7	-1.2	-0.2	-0.5%
Bonds issued by financial institutions	64.9	5.0	49.9	9.8	-0.7	0.0	-1.1%
Held-to-maturity debt securities	223.0	61.2	61.2	-12.1	-0.4	2.3	-0.2%
Foreign bonds	223.0	125.5	125.5	-12.1	-0.4	2.3	-0.2%
Loans to overseas non-Japanese borrowers	66.3	19.4	29.6	-17.9			
Securities with no available fair value	7.3			0.4			
Total international credit investment	546.9	148.8	221.9	35.1			

(*) Other than above mentioned, there are US residential mortgage related GSE bonds of **344.1billion** yen (**Constituted by GNMA** only)

(Billions of yen)	STB (Non-consolidated) Amount as of Mar. 2011	North America	Europe	Change from Mar. 2010	Unrealized gains/losses	Change from Mar. 2010	Unrealized gains/losses ratio	Internal rating (*1) AAA	AA	A	BBB	Below BB
Available-for-sale securities(*3)	122.4	6.9	25.0	-153.6	14.5	7.1	11.8%	3.6	11.4	54.7	38.2	14.3
Asset-backed securities	4.5	0.5	3.7	-29.5	9.6	8.2	211.5%	3.6	-	0.2	-	0.6
Corporate bonds	117.8	6.3	21.3	-124.0	4.8	-1.0	4.1%	-	11.4	54.4	38.2	13.7
Bonds issued by financial institutions	12.3	-	3.2	-47.1	0.2	1.7	2.0%	-	8.2	2.0	2.0	0.0
Held-to-maturity debt securities (*2)(*3)	210.3	110.9	99.3	-52.3	40.7	-4.7	19.4%	75.7	57.5	55.3	21.5	-
RMBS	63.0	-	63.0	-28.6	10.2	-0.6	16.2%	25.4	17.4	14.0	6.1	-
CLO	118.4	84.4	34.0	-12.1	24.3	-0.7	20.6%	33.3	38.9	39.2	6.8	-
Loans to overseas non-Japanese borrowers	175.2	55.7	25.2	-70.9								
Securities with no available fair value	18.9			-1.2								
Total international credit investment	526.8	173.6	149.7	-278.1								

(*1) Based on internal ratings (corresponds to external ratings)
(*2) Unamortized amount (61.0 billion yen) of unrealized loss related to ABS transferred to held-to-maturity securities.
(*3) No US residential mortgage related GSE bonds.

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41
三井住友トラスト・ホールディングス

Loans to nonbank financial industry: Sumitomo Trust

Proactive stance in making loans to manufacturer related nonbanks, which support manufacturer’s group finance and sales finance

Outstanding balance of loans to nonbank industry as a whole continues to decrease as a backdrop of shrinking market of leasing and consumer finance industries

(Billion of Yen)

Others

Business finance

Leasing

Credit card & other consumer credit (Manufacturing)

Credit card & other consumer credit (Other)

Consumer finance

2,000 1,500 1,000 500 0

2,064.3 1,845.5 1,841.0 1,712.2

204.3 181.5 200.9 180.3

258.6 243.3 255.5 243.3

779.7 719.8 602.9 464.8

143.2 107.5 243.0 328.4

509.6 455.4 423.3 394.1

168.6 137.7 115.2 101.1

Mar. 2008 Mar. 2009 Mar. 2010 Mar. 2011

(*1)Managerial reporting basis:Loans to subsidiaries and SPC for securitizationpurpose areexcluded.

(*2)Ordinary industry: Retail / Services etc.

Nonbank financial (Independent)

Financial institution

Ordinary industry(*2)

Manufacturing

100% 80% 60% 40% 20% 0%

25% 31%

35% 33%

10% 11%

29% 25%

2010/3 2011/3

Rating 1-4 Rating 5 Rating 6 Rating 7-8

100% 80% 60% 40% 20% 0%

8% 8%

5% 2%

15% 11%

72% 79%

2010/3 2011/3

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Real estate-related loans

<Balance of real estate-related loans>

CMTB (Non-consolidated) + STB (Non-consolidated)

Mar. 2010 Mar. 2011 Change

CMTB STB CMTB +STB CMTB STB

(Billions of yen)

Real estate-related loans 3,001.1 1,233.3 1,767.7 2,782.0 1,156.4 1,625.6 -219.0 -76.9 -142.0

Corporate 1,156.2 544.4 611.8 1,082.7 493.8 588.9 -73.4 -50.6 -22.8

NRL(*) 1,385.8 554.4 831.3 1,285.7 516.5 769.2 -100.0 -37.9 -62.1

REIT 428.5 134.4 294.1 403.9 146.0 257.9 -24.6 11.5 -36.1

CMBS 30.4 - 30.4 9.5 - 9.5 -20.8 - -20.8

(reference)

Real estate equity investment 32.0 1.2 30.7 33.0 8.4 24.5 1.0 7.2 -6.2

(*) Include bond-type

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Real estate-related loans (NRLs): Chuo Mitsui Trust

< Change of Real estate NRL, etc. balance >

(Billions of yen)

Mar. 2010 New lending Collection Change fm Mar. 2011

Mar. 2010 (+) (-)

689.0 366.0 392.4 26.4 662.6

(Note) Include bond-type and REIT

<Balance of Real estate NRL, etc. and trend of yield>

Blance

Weighted average spread of new transactions(*)

(Billions of yen)

(%)

1.44

1,000.0 1.14

1.11

0.63

1.50

1.00

0.50

0.00

0.0

500.0 768.9

689.0 662.8662.6

Sep. 2009 Mar. 2010 Sep. 2010 Mar. 2011

(*) weighted average spread of new transactions excluding up-front fee

<Breakdown by type (as of Mar.2011)>

22%

15% 53% 10%

Fund investment type Securitization type Development type REIT type

<Breakdown by purpose (as of Mar.2011) >

10%

25% 52%

13%

Office Residential Commercial

Others(logistical facilities etc.)

<Breakdown by region (as of Mar. 2011)>

6% 14%

15% 65%

5 central areas in Tokyo

All Tokyo areas excluding 5 central areas Other areas in metropolitan Other local areas

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Real estate-related loans (NRLs): Sumitomo Trust

- Outstanding balance of real estate NRLs decreased, mainly due to sluggish growth in new loan transactions
- Downward pressure on the overall credit ratings ceased, due to continued effort to maintain soundness of existing transactions by early refinancing

<Change of Real estate NRL balance>

(Billions of Yen)

Mar. 2010	New lending (+)	Collection (−)	Change fm Mar. 2010	Mar. 2011
831.3	211.9	274.0	-62.1	769.2

(*) Include bond-type

<Rating(*) of Real estate NRL (Managerial reporting basis)>



100%
80%
60%
40%
20%
0%
1%
18%
42%
39%
5%
30%
31%
34%
6%
26%
36%
32%
Mar. 2009
Mar. 2010
Mar. 2011

【Upper level of LTV by rating】
- Rating 7 or below: over 90%
- Rating 6 to 6-: 70%-90%
- Rating 5+ to 6+: 60%-70%
- Rating 1 to 4: 60% or below

(*)Ratings are given based on the quantitative evaluation (LTV, DSCR, etc.) of underlying assets, in addition to factors such as structure and sponsor supports

<Characteristics of Real estate NRL>

<By underlying assets>



Office
Multifamily
Commercial
Other
6%
26%
61%
7%

<By area of underlying assets>



tokyo
Tokyo Met.Area
Osaka
Other
13%
10%
10%
67%

<By structure>



Performing assets
Development type
9%
91%

<By asset managers or sponsors>



Japanese (Developers)
Japanese (Trading companies)
Japanese (Financial institutions)
Japanese (Others)
Foreign companies
17%
6%
11%
8%
58%

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45
三井住友トラスト・ホールディングス

Sumitomo Trust Group’s division performance-related

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Retail financial services and wholesale financial services: Sumitomo Trust

Retail financial services

<Volume of total depositary assets from individuals>



Mutual fund, individual annuity
Time deposits (Fixed rate)
Loan trust, money trust + Time deposits (Variable rate)
Ordinary deposits
(Trillions of yen)
10.3
10.3
10.9
11.1
10
8
6
4
2
0
1.9
1.6
1.9
2.0
5.7
6.1
6.5
6.6
1.8
1.6
1.5
1.3
0.9
1.0
1.0
1.2
Mar. 2008
Mar. 2009
Mar. 2010
Mar. 2011

<Breakdown of gross business profit>

Managerial reporting basis ; before transfer pricing among business divisions

(Billions of yen)	FY2009	FY2010	Change
Gross business profit	48.6	47.1	-1.5
Net interest income, etc.	33.4	29.0	-4.4
Deposits	15.8	8.9	-6.9
Loans	15.8	15.4	-0.4
Others	1.9	4.8	2.9
Net fees and commissions	15.2	18.1	2.9
Mutual fund/individual annuity	17.3	19.3	2.0
(Sales fee)	9.6	11.1	1.5
Others	-2.1	-1.3	0.9

Wholesale financial services

<Breakdown of net interest income (Non-consolidated)>

Managerial reporting basis ; before transfer pricing among business divisions

(Billions of yen)	FY2009	FY2010	Change
Net interest income, etc.	101.3	81.2	-20.1
Net interest income	86.7	81.2	-5.5
Deposits	3.3	2.1	-1.2
Credit investment	83.4	79.1	-4.3
Domestic	66.6	68.1	1.5
International	16.8	11.0	-5.8
Others (*1)	14.5	0.0	-14.5

(*1) FY2009: Includes gain of 12.7billion yen on sale of oversea bonds.

<Breakdown of fee revenue (Non-consolidated)>

Managerial reporting basis ; before transfer pricing among business divisions

(Billions of yen)	FY2009	FY2010	Change
Fee revenue	27.6	28.2	0.6
Real estate NRL	5.3	4.7	-0.6
Other Market-based loan & syndicated loan	9.3	10.6	1.2
Securitization	4.1	4.2	0.2
Stock transfer agency serivices	14.3	13.8	-0.4
Fees paid for outsourcing(*2)	-6.7	-7.1	-0.4

(*2) Fees paid for outsourcing related to stock transfer agency services.

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47

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Financial related business in group companies
1. Leasing, real estate-related finance, housing loans

Sumishin Panasonic Financial Services

<Trends of operating assets>



(Billions of yen)
Leasing/ installment
Card, credit
Financing
1,200
1,000
800
600
400
200
0
1,071.7
88.8
95.4
887.4
1,082.5
122.1
94.6
865.8
1,092.4
123.4
89.1
879.8
Mar. 2009
Mar. 2010
Mar. 2011

* 2010/3 and before: simple combined figure of former STB leasing and former Sumishin Matsushita Financial services

<P/L>

(Billions of yen)	(Reference) FY2009		FY2010
	Sumishin Matsushita Financial Services	STB Leasing (Consolidated)	Sumishin Panasonic Financial Services (Conslidated)
Net business profit	3.5	6.0	18.5
Leasing profit	174.5	149.6	312.1
Leasing expense	-156.2	-136.3	-272.5
G&A expense	-14.7	-7.1	-21.0
Oridinary profit	3.7	5.8	18.2
Net income	3.4	3.5	7.6
Total substantial credit costs (*)	-3.6	-1.9	-3.5

(*) Total substantial credit costs are included in Leasing expense and G&A expense

Sumishin Real Estate Loan & Finance

<Trend of loan balance>



(Billions of yen)
Loans
Loans (before securitization)
150
100
50
0
132.3
164.0
144.3
182.9
152.5
197.7
Mar.2009
Mar.2010
Mar.2011

<P/L>

(Billions of yen)	FY2009	FY2010	Change
Net business profit	3.5	4.1	0.6
Loan profit	4.7	8.3	3.5
G&A expense	-1.2	-4.1	-2.9
Oridinary profit	3.5	4.2	0.7
Net income	3.3	2.3	-0.9
Total substantial credit costs (*)	-0.2	-0.8	-0.6

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48

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Financial related business in group companies 2. Internet banking, Nikko AM

SBI Sumishin Net Bank

<Major figures>

(Billions of yen)	Mar. 2010	Mar. 2011	Change
Number of account (thousands)	750	1,040	290
Deposits	1,193.8	1,552.4	358.5
Loans	442.4	748.0	305.6

<P/L>

(Billions of yen)	FY2009	FY2010	Change
Net business profit	2.3	3.9	1.5
Ordinary income	2.3	3.6	1.3
Net income	2.3	3.5	1.2

<B/S>

(Billions of yen)	Mar. 2010	Mar. 2011	Change
Total assets	1,248.6	1,696.1	447.5
Net assets	26.6	41.2	14.6
Shareholders' equity	26.5	42.0	15.5

Nikko Asset Management

<Major figures>

(Trillions of yen)	Mar. 2009	Mar. 2010	Mar. 2011
Assets under management	8.81	10.44	12.82
Domestic retail investors	5.90	6.99	7.49
Domestic institutional investors	2.39	2.44	2.18
International institutional investors	0.52	1.00	3.16

<Net inflow/ outflow>

(Billions of yen)	FY2008	FY2009	FY2010
Net cash inflow/ outflow	-184.0	-0.9	262.8
Domestic retail investors	-150.9	-40.4	535.1
Domestic institutional investors	-76.5	-132.5	-263.0
International institutional investors	43.4	172.0	-9.3

<P/L>

(Billions of yen)	FY2009	FY2010	Change
Net business profit	4.9	7.1	2.2
Ordinary income	6.0	8.2	2.2
Net income from affiliates by equity method	1.3	1.0	-0.2
Net income	4.0	5.0	1.0

(*) Net income for FY2009 has been adjusted concerning one-time expenses related to the period before the acquisition

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49

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Treasury and financial products: Sumitomo Trust

Financial operations” earned 18.3 billion yen, a decrease by 18.5 billion yen from FY2009, mainly due to a loss on closing a hedge position of investment trusts for the return of the substitute portion of employees’ pension fund, in addition to the risk reduction in domestic and overseas government bonds

“Investment operations” earned 6.7 billion yen, a decrease by 5.3 billion yen from FY2009, mainly due to the disappearance of the interest rate swap liquidation profit which was approximately 11.0 billion yen in FY2009

“Marketing functions” remained solid by earning 30.0 billion yen as a stable source of earnings. Thus, the business as a whole earned 55.2 billion yen, beating initial business target of 53.0 billion yen

(Billions of yen)

150 100 50 0 -50

142.7 49.3 34.3 27.0 -11.9

149.7 29.6 -36.8

77.9 12.0 36.8 29.0

55.2 6.7 18.3 30.0

FY2007 FY2008 FY2009 FY2010

Marketing functions: Market-making operations for interest rate and forex products; Creation & Sales of financial products

Financial operations: Financial operations managing potential market risks(*) involved in the overall balance sheet (*) Interest rate risk associated with liquid deposits, equity risk, etc.

Investment operations: Proprietary investment pursuing absolute return

Total

(Billions of yen)

20 0 -20 -40

Stock(*)

Forex

Interest rate

Total

FY2007 FY2008 FY2009 FY2010

(*) Including Hedge fund investments

(Billions of yen)

40 30 20 10 0

Loan/deposit marketing

Interest (off-balance)/forex marketing

Market products

FY2007 FY2008 FY2009 FY2010

(Billions of yen)

Balance

Change fm Mar. 2010

MTM

Change frm Mar. 2010

Hedge funds investment

2.7 -12.3 -0.3 1.8

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Fiduciary services business: Sumitomo Trust

Total entrusted assets maintained their growth trend despite the decline in market value at the fiscal year end, increasing by 1.4 trillion yen from March 2010

Especially, the balance of entrusted stock investment trust increased by 2.3 trillion yen on a cost basis, due to the firm cash inflow into existing funds, in addition to the expansion of new entrusted assets

The ratio of active management of corporate pension was stable at about 48%. Outstanding balance of alternative investment remained above 1 trillion yen level

(Trillions of yen)

Investment trusts

Tokkin

Corporate pension

Securities trust, etc

Pension tokkin

Public pension

80 70 60 50 40 30 20 10 0

74.7 21.2 20.6 5.2 4.8 7.1 15.5

54.9 15.5 19.6 5.1 3.9 6.0 4.5

61.4 18.8 21.6 4.0 4.1 7.0 5.6

62.8 20.1 22.0 3.9 3.8 7.0 5.8

Mar.2008 Mar.2009 Mar.2010 Mar.2011

(Note) Mark-to-market basis (excluding Tokkin)

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

(Trillions of yen)

Balance (cost basis)

25 20 15 10 5 0

19.7 20.0 20.5 22.8

Mar.2008 Mar.2009 Mar.2010 Mar.2011

(Billions of yen)

Balance in alternative investment (Left)*Mark-to-market basis

Ratio of active investment (Right)

1,200 900 600

53.0 50.0% 48.1% 473.7%

991.4 944.8 1,079.6 1,081.2

Mar.2008 Mar.2009 Mar.2010 Mar.2011

50% 35% 20%

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

Supplemental material

on financial results

Fiscal Year 2010

ended on Mar. 31, 2011

Sumitomo Mitsui Trust Holdings, Inc.

I. Former Chuo Mitsui Trust Holdings, Inc. (“CMTH”)

1. Summary of income/expenses

(1) Summary of income/expenses in domestic/international business (Banking a/c)	1

(2) Summary of interest-earning assets/interest-bearing liabilities in domestic/international business (Banking a/c)	1

(3) Summary of fees and commissions received/paid in domestic/international business	2

(4) Summary of trading income/expenses and assets/liabilities in domestic/international business	2

2. Major subsidiaries and affiliates	3

3. Non-performing loans

(1) Migration analysis of loans in special mention or worse categories	4

(Banking a/c and Principal guaranteed trust a/c combined)

(2) Problem assets based on the Financial Reconstruction Act	4

(Banking a/c and Principal guaranteed trust a/c)

(3) Risk monitored loans (Banking a/c and Principal guaranteed trust a/c)	5

(4) Risk monitored loans by industry (Banking a/c and Principal guaranteed trust a/c combined)	5

4. Capital and total risk-weighted assets (Basel II)

(1) BIS capital adequacy ratio	6

(2) Risk-weighted assets for credit risk	6

5. Derivative transactions

Maturity ladder of interest rate swaps (on Hedge accounting applied)	7

II. Sumitomo Trust and Banking Co., Ltd. (“STB”)

1. Summary of income/expenses

(1) Summary of income/expenses in domestic/international business (Banking a/c)	8

(2) Summary of interest-earning assets/interest-bearing liabilities in domestic/international business (Banking a/c)	8

(3) Summary of fees and commissions received/paid in domestic/international business	9

(4) Summary of trading income/expenses and assets/liabilities in domestic/international business	9

2. Major subsidiaries and affiliates	10

3. Non-performing loans

(1) Migration analysis of loans in special mention or worse categories	11

(Banking a/c and Principal guaranteed trust a/c combined)

(2) Problem assets based on the Financial Reconstruction Act	11

(Banking a/c and Principal guaranteed trust a/c)

(3) Risk monitored loans (Banking a/c and Principal guaranteed trust a/c)	12

(4) Risk monitored loans by industry (Banking a/c and Principal guaranteed trust a/c combined)	12

4. Capital and total risk-weighted assets (Basel II)

(1) BIS capital adequacy ratio	13

(2) Risk-weighted assets for credit risk	13

5. Derivative transactions

Maturity ladder of interest rate swaps (on Hedge accounting applied)	14

Sumitomo Mitsui Trust Holdings, Inc.

I. Former Chuo Mitsui Trust Holdings, Inc. (“CMTH”)

1. Summary of income/expenses

(1) Summary of income/expenses in domestic/international business (Banking a/c)

[CMTB Non-consolidated + CMAB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trust fee income (after written-off of principal guaranteed trust a/c)	46,746	—	46,746	50,899	—	50,899
Net interest income	78,770	19,711	98,481	89,987	21,626	111,614
Interest income (*1)	132,713	29,311	3,797 158,228	152,100	32,420	3,877 180,643
Interest expenses (*1, *2)	53,943	9,600	3,797 59,746	62,112	10,794	3,877 69,029
Net fees and commissions	42,583	-1,140	41,442	41,020	-678	40,342
Fees and commissions received	68,495	459	68,954	67,193	606	67,799
Fees and commissions paid	25,911	1,600	27,512	26,172	1,284	27,457
Net trading income	105	3,396	3,501	193	2,398	2,592
Trading income	105	3,837	3,943	193	2,398	2,592
Trading expenses	—	441	441	—	—	—
Net other operating income	6,150	20,982	27,132	1,268	17,918	19,186
Other operating income	13,953	22,270	36,223	8,419	19,085	27,505
Other operating expenses	7,802	1,288	9,091	7,150	1,167	8,318
(*1) Figures in the upper rows in Interest income and Interest expenses show interests that accrue from transaction between domestic business and international business.
(*2) Expenses matching the amount of investment of money held in trust is excluded from Interest expenses. (FY2010: - million yen, FY2009: 3 million yen)

(2) Summary of interest-earning assets/interest-bearing liabilities (Banking a/c)

[CMTB Non-consolidated]

(Domestic business)

	Millions of Yen, percentage points
	FY2010			FY2009
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	11,528,454	132,588	1.15%	12,424,494	151,901	1.22%

Loans and bills discounted	7,669,910	103,468	1.34%	7,889,696	117,962	1.49%
Securities	2,628,918	23,041	0.87%	3,558,096	28,542	0.80%
Japanese government bonds	1,493,391	6,424	0.43%	2,329,211	12,725	0.54%
Japanese corporate bonds	295,863	4,373	1.47%	344,184	5,519	1.60%
Japanese stocks	660,917	10,041	1.51%	685,916	9,651	1.40%
Call loans and bills bought	249,794	349	0.13%	109,356	160	0.14%
Monetary claims bought	90,760	1,155	1.27%	102,276	1,351	1.32%
Due from banks	1,016	4	0.48%	1,077	9	0.85%
JPY deposit converted into foreign currencies	769,516	3,797	0.49%	703,880	3,877	0.55%

Interest-bearing liabilities	11,368,775	53,833	0.47%	12,345,196	61,961	0.50%

Deposits	8,859,993	40,776	0.46%	8,594,940	45,007	0.52%
Negotiable certificates of deposit (NCD)	279,792	543	0.19%	396,157	1,469	0.37%
Call money and bills sold	32,376	38	0.11%	154,671	223	0.14%
Bonds payable	176,373	4,176	2.36%	145,324	3,515	2.41%
Borrowed money	541,352	2,665	0.49%	1,242,421	3,766	0.30%
Borrowed money from trust account	887,004	4,940	0.55%	1,090,574	6,896	0.63%

(International business)

	Millions of Yen, percentage points
	FY2010			FY2009
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	1,547,659	29,311	1.89%	1,589,694	32,420	2.03%

Loans and bills discounted	231,640	2,487	1.07%	264,170	3,314	1.25%
Securities (Foreign securities)	1,195,024	23,859	1.99%	1,284,229	26,723	2.08%
Call loans and bills bought	4,887	15	0.30%	7,200	19	0.26%
Due from banks	114,802	416	0.36%	33,327	92	0.27%

Interest-bearing liabilities	1,543,012	9,600	0.62%	1,585,944	10,794	0.68%

Deposits	27,014	60	0.22%	18,062	57	0.31%
Call money and bills sold	99,935	389	0.38%	88,891	351	0.39%
Foreign currency deposit converted from JPY	769,516	3,797	0.49%	703,880	3,877	0.55%

1

Sumitomo Mitsui Trust Holdings, Inc.

(3) Summary of fees and commissions received/paid in domestic/international business

[CMTH Consolidated]

	Millions of Yen
	FY2010				FY2009
	Domestic business	International business	Elimination	Total	Domestic business	International business	Elimination	Total
Fees and commissions received	103,914	1,278	-22,612	82,579	101,049	1,634	-21,892	80,790

Trust related	48,616	—	-5,330	43,285	49,847	—	-6,066	43,780
Deposit and loans	7,813	121	-792	7,142	7,424	444	-792	7,077
Foreign exchange	829	197	—	1,027	858	94	—	952
Securities related	14,636	939	-3,401	12,174	11,393	1,066	-3,543	8,916
Agency business	12,809	—	—	12,809	13,952	—	—	13,952
Safe keeping deposit/safe deposit box	344	—	—	344	350	—	—	350
Guarantee	8,249	19	-3,340	4,928	8,830	28	-3,676	5,182

Fees and commissions paid	26,900	1,899	-7,909	20,890	27,464	1,660	-8,012	21,112

Foreign exchange	346	312	—	659	347	293	—	640

[CMTB Non-consolidated + CMAB Non-consolidated]

	Millions of Yen
	FY2010				FY2009
	Domestic business	International business	Elimination	Total	Domestic business	International business	Elimination	Total
Fees and commissions received	68,495	459	—	68,954	67,193	606	—	67,799

Trust related	32,088	—	—	32,088	33,188	—	—	33,188
Deposit and loans	7,021	121	—	7,142	6,632	444	—	7,077
Foreign exchange	829	197	—	1,027	858	94	—	952
Securities related	14,515	121	—	14,636	11,393	39	—	11,432
Agency business	12,809	—	—	12,809	13,952	—	—	13,952
Safe keeping deposit/safe deposit box	344	—	—	344	350	—	—	350
Guarantee	229	19	—	249	263	28	—	291

Fees and commissions paid	25,911	1,600	—	27,512	26,172	1,284	—	27,457

Foreign exchange	346	312	—	659	347	293	—	640

(4) Summary of trading income/expenses and assets/liabilities in domestic/international business

(i) Trading income/expenses

[CMTB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trading income	105	3,837	3,943	193	2,398	2,592

Gains on trading account securities transactions	8	—	8	10	—	10
Income from securities and derivatives related to trading transactions	—	—	—	—	138	138
Income from trading-related financial derivatives transactions	—	3,837	3,837	—	2,260	2,260
Other trading income	96	—	96	183	—	183

Trading expenses	—	441	441	—	—	—

Expenses on trading securities and derivatives	—	—	—	—	—	—
Expenses on securities and derivatives related to trading transactions	—	441	441	—	—	—
Expenses on trading-related financial derivatives transactions	—	—	—	—	—	—
Other trading expenses	—	—	—	—	—	—

(ii) Trading assets/liabilities (Ending balance)

[CMTB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trading assets	24,273	12,295	36,568	11,993	10,784	22,778

Trading account securities	314	—	314	50	—	50
Derivatives of trading securities	—	—	—	—	—	—
Securities related to trading transactions	—	—	—	—	—	—
Derivatives of securities related to trading transactions	—	—	—	—	—	—
Trading-related financial derivatives	—	12,295	12,295	—	10,784	10,784
Other trading assets	23,958	—	23,958	11,943	—	11,943

Trading liabilities	—	7,716	7,716	—	7,911	7,911

Trading securities sold for short sales	—	—	—	—	—	—
Derivatives of trading securities-assets	—	—	—	—	—	—
Securities related to trading transactions sold for short sales	—	—	—	—	—	—
Derivatives of securities related to trading transactions	—	—	—	—	—	—
Trading-related financial derivatives	—	7,716	7,716	—	7,911	7,911
Other trading liabilities	—	—	—	—	—	—

2

Sumitomo Mitsui Trust Holdings, Inc.

2. Major subsidiaries and affiliates

[CMTH Consolidated]

Company names	Capital	Primary business	CMTH Group’s share in voting rights (CMTH’s share in voting rights)		Net income (Billions of Yen)
					FY2010	FY2009	Change
(Subsidiaries)
The Chuo Mitsui Trust and Banking Company, Limited	JPY 399,697 mil.	Trust and banking	100	(100)	42.8	49.8	-7.0
Chuo Mitsui Asset Trust and Banking Company, Limited	JPY 11,000 mil.	Trust and banking	100	(100)	6.6	7.7	-1.1
MTH Preferred Capital 1 (Cayman) Limited	JPY 29,200 mil.	Finance services	100	(100)	1.1	1.1	-0.0
MTH Preferred Capital 3 (Cayman) Limited	JPY 31,700 mil.	Finance services	100	(100)	1.2	1.3	-0.0
MTH Preferred Capital 4 (Cayman) Limited	JPY 10,800 mil.	Finance services	100	(100)	0.3	0.3	-0.0
MTH Preferred Capital 5 (Cayman) Limited	JPY 33,700 mil.	Finance services	100	(100)	1.0	1.0	—
CMTH Preferred Capital 6 (Cayman) Limited	JPY 42,700 mil.	Finance services	100	(100)	1.4	1.4	—
CMTH Preferred Capital 7 (Cayman) Limited	JPY 41,600 mil.	Finance services	100	(100)	2.2	2.2	—
Chuo Mitsui Asset Management Company, Limited	JPY 300 mil.	Asset management	100	(100)	0.2	0.3	-0.0
Chuo Mitsui Capital Company Limited	JPY 1,247 mil.	Private equity fund management	100	(100)	0.0	-0.1	0.2
Chuo Mitsui Trust International Ltd.	GBP 20 mil.	Security services	100	(— )	-0.2	-0.1	-0.0
Chuo Mitsui Investments, Inc.	USD 0.1 mil.	Investment advisory	100	(— )	0.0	0.0	-0.0
Chuo Mitsui Investments Hong Kong Limited	HKD 11.04 mil.	Investment advisory	100	(— )	0.0	-0.0	0.0
Chuo Mitsui Information Technology Co., Ltd.	JPY 200 mil.	Computer-related services	100	(— )	0.0	-0.0	0.1
CMTB Facilities Co., Ltd.	JPY 100 mil.	Property management	100	(— )	-0.2	0.1	-0.4
Chuo Mitsui Business Co., Ltd.	JPY 450 mil.	Agency services	100	(— )	0.0	0.0	-0.0
Chuo Mitsui Loan Business Co., Ltd.	JPY 100 mil.	Loan administration	100	(— )	0.0	-0.0	0.0
CMTB Equity Investments Co., Ltd.	JPY 100 mil.	Investment, management and administration of stocks	100	(— )	2.8	0.0	2.7
Chuo Mitsui Guarantee Co., Ltd.	JPY 301 mil.	Housing loan guaranty	86.9	(— )	0.6	1.0	-0.4
Chuo Mitsui Card Co., Ltd.	JPY 300 mil.	Credit cards	93.9	(— )	-0.0	-0.4	0.4
Chuo Mitsui Trust Realty Company, Ltd.	JPY 300 mil.	Residential brokerage	55.0	(— )	0.1	-0.1	0.3
Chuo Mitsui Finance Service Co., Ltd.	JPY 3,150 mil.	Finance services	100	(— )	-0.1	-1.2	1.1
Tokyo Securities Transfer Agent Co., Ltd.	JPY 50 mil.	Stock transfer agency services	100	(— )	0.1	0.4	-0.2
Chuo Mitsui Trust Realty Company, Ltd.	JPY 300 mil.	Asset management	100	(— )	-0.1	-0.0	-0.1

(Affiliates)
Japan Trustee Services Bank, Ltd. (*)	JPY 51,000 mil.	Trust and banking	33.3	(33.3)	1.1	—	—
Mitsui & Co., Logistics Partners Ltd.	JPY 150 mil.	Investment company (Asset management)	29.0	(— )	0.3	0.1	0.1
Japan Stockholders Data Service Company, Limited	JPY 2,000 mil.	Agency services	50.0	(— )	0.1	-1.4	1.6

(*)	Japan Trustee Services Bank, Ltd. has mergered with Japan Trustee Information System, Ltd. on October 1, 2010.

3

Sumitomo Mitsui Trust Holdings, Inc.

3. Non-performing loans

(1) Migration analysis of loans in special mention or worse categories (Banking a/c and Principal guaranteed trust a/c combined)

[CMTB Non-consolidated]

(1HFY2010)

	Billions of Yen
			Change
	Mar. 2010	Sep. 2010	Change	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Loans in bankrupt and practically bankrupt	19.9	21.9	2.0	7.4	—	—	-3.9	-1.4
Doubtful loans	77.1	45.8	-31.3	5.3	-6.8	2.0	-10.1	-21.6
Loans to substandard debtors	21.4	34.7	13.3	12.8	-0.1	1.7	-0.2	-0.9
Loans to other special mention debtors	387.1	351.7	-35.4	18.4	-12.4	8.7	-31.2	-18.9

(2HFY2010)

	Billions of Yen
			Change
	Sep. 2010	Mar. 2011	Change	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Loans in bankrupt and practically bankrupt	21.9	17.3	-4.5	2.0	—	—	-5.0	-1.4
Doubtful loans	45.8	44.0	-1.8	5.1	-2.6	0.6	-1.9	-3.1
Loans to substandard debtors	34.7	28.8	-5.9	2.5	-0.4	0.2	-6.1	-2.1
Loans to other special mention debtors	351.7	335.0	-16.7	25.7	-4.5	8.2	-27.5	-18.6

(2) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)

(Banking a/c)

[CMTH Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act	98,986	103,091	118,643	-4,104	-19,656

Loans in bankrupt and practically bankrupt	19,401	23,912	22,903	-4,510	-3,501
Doubtful loans	46,053	47,356	78,777	-1,302	-32,723
Substandard loans	33,530	31,822	16,962	1,708	16,568

Ordinary assets	9,220,459	9,252,982	9,329,459	-32,523	-109,000

Total loan balance	9,319,446	9,356,074	9,448,102	-36,628	-128,656

(Ratio to total loan balance)	(1.1)%	(1.1)%	(1.3)%	(-0.0)%	(-0.2)%
Note: Partial direct written-off: Mar. 2011: 22,345 million yen, Sep. 2010: 28,200 million yen, Mar. 2010: 33,562 million yen

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	81,588	91,222	109,156	-9,633	-27,568

Loans in bankrupt and practically bankrupt	17,327	21,847	19,854	-4,520	-2,526
Doubtful loans	43,875	45,675	76,935	-1,799	-33,059
Substandard loans (b)	20,384	23,698	12,366	-3,314	8,018

Ordinary assets	8,978,042	8,978,419	9,018,471	-376	-40,428

Loans to substandard debtors (excluding Substandard loans) (c)	580	2,619	107	-2,039	473
Loans to other special mention debtors	334,878	351,555	386,958	-16,677	-52,080
Loans to ordinary debtors	8,642,583	8,624,244	8,631,405	18,339	11,178

Total loan balance (d)	9,059,630	9,069,641	9,127,627	-10,010	-67,996

(Ratio to total loan balance (a) / (d))	(0.9)%	(1.0)%	(1.2)%	(-0.1)%	(-0.3)%
Loans to substandard debtors (b) + (c)	20,965	26,318	12,473	-5,353	8,491
Note: Partial direct written-off: Mar. 2011: 19,319 million yen, Sep. 2010: 25,192 million yen, Mar. 2010: 29,277 million yen

(Principal guaranteed trust a/c)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	8,011	8,572	9,099	-561	-1,088

Loans in bankrupt and practically bankrupt	13	27	9	-14	4
Doubtful loans	153	157	163	-4	-10
Substandard loans (b)	7,844	8,386	8,926	-542	-1,082

Ordinary assets	218,658	231,848	240,382	-13,190	-21,724

Loans to substandard debtors (excluding Substandard loans) (c)	—	—	—	—	—
Loans to other special mention debtors	100	100	100	—	—
Loans to ordinary debtors	218,558	231,748	240,282	-13,190	-21,724

Total loan balance (d)	226,669	240,420	249,482	-13,751	-22,812

(Ratio to total loan balance (a) / (d))	(3.5)%	(3.6)%	(3.6)%	(-0.0)%	(-0.1)%
Loans to substandard debtors (b) + (c)	7,844	8,386	8,926	-542	-1,082

Note: Figures for Banking a/c and Principal guaranteed trust a/c combined, please refer to “Explanatory Material Fiscal Year 2010 ended on Mar. 31, 2011”.

4

Sumitomo Mitsui Trust Holdings, Inc.

(3) Risk monitored loans

(Banking a/c)

[CMTH Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	97,541	101,732	110,885	-4,191	-13,344

Loans in bankruptcy proceedings	11,195	14,905	14,278	-3,709	-3,082
Other delinquent loans	52,814	55,005	79,645	-2,190	-26,830
Loans past due 3 months or more	43	384	58	-341	-0
Restructured loans	33,487	31,437	16,904	2,050	16,583

Total loan balance	8,864,266	8,867,944	8,941,948	-3,678	-77,682

(Ratio to total loan balance)	(1.1)%	(1.1)%	(1.2)%	(-0.0)%	(-0.1)%
(*) Partial direct written-off: Mar. 2011: 22,067 million yen, Sep. 2010: 27,690 million yen, Mar. 2010: 32,492 million yen

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	80,180	89,908	101,454	-9,728	-21,274

Loans in bankruptcy proceedings	9,988	13,735	12,622	-3,746	-2,633
Other delinquent loans	49,806	52,474	76,466	-2,667	-26,659
Loans past due 3 months or more	43	384	58	-341	-15
Restructured loans	20,341	23,314	12,307	-2,972	8,033

Total loan balance	8,861,578	8,865,057	8,938,774	-3,479	-77,196

(Ratio to total loan balance)	(0.9)%	(1.0)%	(1.1)%	(-0.1)%	(-0.2)%
(*) Partial direct written-off: Mar. 2011: 19,041 million yen, Sep. 2010: 24,682 million yen, Mar. 2010: 28,157 million yen

(Principal guaranteed trust a/c)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	8,011	8,572	9,099	-561	-1,088

Loans in bankruptcy proceedings	13	5	—	7	13
Other delinquent loans	0	179	172	-179	-172
Loans past due 3 months or more	—	—	—	—	—
Restructured loans	7,844	8,386	8,926	-542	-1,082

Total loan balance	226,669	240,420	249,482	-13,751	-22,812

(Ratio to total loan balance)	(3.5)%	(3.6)%	(3.6)%	(-0.0)%	(-0.1)%

(4) Risk monitored loans by industry (Banking a/c and Principal guaranteed trust a/c combined)

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Domestic Branches (excluding offshore)	87,964	98,227	110,257	-10,263	-22,292

Manufacturing	3,263	4,464	2,498	-1,200	764
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	—	—	—	—	—
Construction	1,194	1,716	2,425	-522	-1,231
Electricity, gas, heat supply and water	192	231	231	-39	-39
Information and communications	402	3,288	3,297	-2,886	-2,895
Transport and postal activities	785	646	1,650	139	-864
Wholesale and retail trade	4,308	3,602	6,778	706	-2,469
Finance and insurance	13,746	15,320	15,118	-1,574	-1,372
Real estate	24,429	29,388	44,411	-4,958	-19,982
Goods rental and leasing	69	69	88	—	-19
Others	39,571	39,498	33,755	73	5,816

Offshore	226	253	296	-26	-69

Total	88,191	98,481	110,553	-10,289	-22,362

5

Sumitomo Mitsui Trust Holdings, Inc.

4. Capital and total risk-weighted assets (Basel II)

(1) BIS capital adequacy ratio

[CMTH Consolidated] (No.2 standard: Japanese domestic standard for bank holding company)

	Billions of Yen
	Mar. 2011 (Preliminary)	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total qualifying capital	1,119.4	1,068.9	1,038.6	50.4	80.7

Tier I	791.1	775.4	742.4	15.6	48.6

Shareholders’ equity	660.6	651.1	625.6	9.5	35.0
(Preferred shares)	(—)	(—)	(—)	(—)	(—)
Minority interest	187.8	187.8	187.8	-0.0	0.0
(Preferred securities)	(183.5)	(183.5)	(183.5)	(—)	(—)
Goodwill equivalents	-33.0	-34.1	-35.3	1.0	2.2
Equivalent to 50% of the excess of expected loss over qualifying reserves	-6.9	-9.7	-13.6	2.8	6.6

Tier II	343.7	312.2	319.2	31.5	24.4

Perpetual subordinated bonds	109.2	109.7	116.7	-0.4	-7.5
Subordinated term debt and fixed-term preferred shares	234.5	202.5	202.5	32.0	32.0

Deduction (double gearing, etc.)	-15.4	-18.7	-23.0	3.2	7.5

Total risk-weighted assets	6,799.0	7,116.9	7,526.0	-317.9	-727.0
Amount of credit risk-weighted assets	6,333.7	6,636.7	7,022.6	-302.9	-688.8
Amount of operational risk equivalents	465.2	480.2	503.3	-14.9	-38.1

BIS capital adequacy ratio	16.46%	15.02%	13.80%	1.44%	2.66%
(Tier I capital ratio)	(11.63)%	(10.89)%	(9.86)%	(0.74)%	(1.77)%

Note: Risk measurement methodologies are as follows.

Credit risk:	Foundation Internal Ratings-Based Approach
Operational risk:	Standardized Approach

(2) Risk-weighted assets for credit risk

[CMTH Consolidated]

	Billions of Yen
	Mar. 2011			Sep. 2010			Mar. 2010
	Exposure	Risk-weighted asset	Expected Loss	Exposure	Risk-weighted asset	Expected Loss	Exposure	Risk-weighted asset	Expected Loss
Internal Ratings-Based	17,049.4	6,242.9	93.1	17,265.2	6,542.6	103.4	18,669.9	6,932.0	119.6

Corporate, etc.	11,861.8	3,588.8	61.4	12,067.6	3,845.3	70.7	13,347.1	4,092.9	84.1

Corporate	6,073.3	3,335.2	58.5	6,037.2	3,550.9	67.7	6,131.1	3,796.4	81.0
Sovereign	3,694.8	14.6	0.0	3,442.6	21.2	0.0	4,620.8	14.7	0.0
Financial institution	2,093.5	238.9	2.8	2,587.8	273.1	2.9	2,595.0	281.8	3.0

Retail	3,390.3	585.8	22.5	3,364.2	547.5	22.2	3,407.5	640.5	23.9

Residential mortgage exposure	3,161.0	505.6	12.5	3,124.2	462.6	11.5	3,152.1	539.1	11.1
Qualifying revolving retail exposure	33.3	7.7	1.2	34.9	8.0	1.1	41.1	9.3	1.2
Other retail exposure	196.0	72.4	8.7	205.1	76.8	9.5	214.2	91.9	11.5

Equity	552.4	719.4	0.9	554.9	716.5	0.7	580.2	734.0	1.7
Fund	375.6	791.6	5.7	386.4	842.1	6.7	388.2	834.4	6.4
Securitization	343.7	137.1	1.8	357.1	144.6	2.0	364.8	157.8	2.4
Purchased receivables	87.7	47.7	0.5	132.5	70.8	0.7	159.5	84.7	0.9
Other assets	437.7	372.1	—	402.1	375.5	—	422.2	387.4	—

Standardized Approach (Phased rollout to Internal Ratings-Based)	—	—	—	—	—	—	—	—	—

Exemption	597.4	90.8	—	564.2	94.1	—	556.6	90.6	—

Total credit risk	17,646.8	6,333.7	93.1	17,829.5	6,636.7	103.4	19,226.5	7,022.6	119.6

Note 1:	Risk-weighted asset is after scaling factor adjustments.
Note 2:	Expected Loss of Securitization is the amount related to “Exposure applied to an upper limit of total required capital”, which is defined in the Notification.

6

Sumitomo Mitsui Trust Holdings, Inc.

5. Derivative transactions

Maturity ladder of interest rate swaps (on Hedge accounting applied)

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011				Mar. 2010
	Less than 1 year	1 year to 5 years	Over 5 years	Total	Less than 1 year	1 year to 5 years	Over 5 years	Total
Fix Rcv-Flt Pay	2,500	123,147	100,000	225,647	85,000	62,500	170,650	318,150
Flt Rcv-Fix Pay	—	—	100,000	100,000	—	—	100,000	100,000
Flt Rcv-Flt Pay	—	—	—	—	—	—	—	—

7

Sumitomo Mitsui Trust Holdings, Inc.

II. Sumitomo Trust and Banking Co., Ltd. (“STB”)

1. Summary of income/expenses

(1) Summary of income/expenses in domestic/international business (Banking a/c)

[STB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trust fee income (after written-off of principal guaranteed trust a/c)	50,939	—	50,939	53,140	—	53,140
Net interest income	116,559	20,386	136,945	130,532	49,128	179,660
Interest income (*1)	182,418	49,117	5,063 226,472	210,786	85,135	6,554 289,366
Interest expenses (*1, *2)	65,859	28,731	5,063 89,526	80,254	36,007	6,554 109,706
Net fees and commissions	42,439	931	43,371	39,189	809	39,999
Fees and commissions received	74,783	3,468	78,251	69,275	3,507	72,782
Fees and commissions paid	32,343	2,536	34,880	30,085	2,697	32,783
Net trading income	9,756	2,034	11,790	12,358	3,313	15,672
Trading income	9,914	1,949	11,863	12,358	3,313	15,672
Trading expenses	157	-85	72	—	—	—
Net other operating income	13,030	2,129	15,159	1,798	14,396	16,195
Other operating income	18,509	20,316	38,826	10,071	28,548	38,619
Other operating expenses	5,479	18,187	23,666	8,272	14,151	22,424
Note 1: Figures in the upper rows in Interest income and Interest expenses show interests that accrue from transaction between domestic business and international business.
Note 2: Expenses matching the amount of investment of money held in trust are excluded from Interest expenses. (FY2010: 100 million yen, FY2009: 116 million yen)

(2) Summary of interest-earning assets/interest-bearing liabilities in domestic/international business (Banking a/c)

[STB Non-consolidated]

(Domestic business)

	Millions of Yen, percentage points
	FY2010			FY2009
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	14,868,798	182,418	1.22%	15,091,941	210,786	1.39%
Loans and bills discounted	10,103,981	130,657	1.29%	10,232,196	149,061	1.45%
Securities	3,132,256	28,997	0.92%	2,951,794	41,080	1.39%
Japanese government bonds	1,571,536	9,847	0.62%	1,545,096	16,037	1.03%
Japanese corporate bonds	455,994	5,014	1.09%	417,872	5,119	1.22%
Japanese stocks	863,573	11,609	1.34%	831,973	14,682	1.76%
Call loans and bills bought	115,498	146	0.12%	78,842	108	0.13%
Monetary claims bought	229,626	2,544	1.10%	314,885	3,007	0.95%
Due from banks	3,751	4	0.10%	3,858	8	0.22%
JPY deposit converted into foreign currencies	1,098,431	5,063	0.46%	1,191,479	6,554	0.55%

Interest-bearing liabilities	14,666,741	65,859	0.44%	15,141,708	80,254	0.53%

Deposits	10,870,327	48,307	0.44%	11,121,274	59,411	0.53%
Negotiable certificates of deposit (NCD)	2,052,983	2,938	0.14%	2,181,682	5,738	0.26%
Call money and bills sold	21,162	22	0.10%	22,370	31	0.13%
Short-term bonds payable	241,691	313	0.12%	271,488	626	0.23%
Bonds payable	394,879	7,431	1.88%	336,149	6,545	1.94%
Borrowed money	451,925	4,866	1.07%	361,406	4,913	1.35%
Borrowed money from trust account	462,349	1,901	0.41%	533,175	2,712	0.50%

(International business)

	Millions of Yen, percentage points
	FY2010			FY2009
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	2,864,411	49,117	1.71%	3,144,235	85,135	2.70%

Loans and bills discounted	1,394,348	20,347	1.45%	1,125,225	20,503	1.82%
Securities (Foreign securities)	1,154,708	32,075	2.77%	1,710,969	55,075	3.21%
Call loans and bills bought	23,928	94	0.39%	23,287	99	0.42%
Due from banks	237,645	1,909	0.80%	240,960	1,422	0.59%

Interest-bearing liabilities	3,171,230	28,731	0.90%	3,662,505	36,007	0.98%

Deposits	863,466	5,193	0.60%	869,807	7,024	0.80%
Negotiable certificates of deposit (NCD)	156,948	1,281	0.81%	100,468	771	0.76%
Call money and bills sold	65,477	508	0.77%	115,162	794	0.68%
Payables under repurchase agreements	369,293	842	0.22%	748,565	2,354	0.31%
Borrowed money	452,048	14,904	3.29%	530,131	17,434	3.28%
Foreign currency deposit converted from JPY	1,098,431	5,063	0.46%	1,191,479	6,554	0.55%

8

Sumitomo Mitsui Trust Holdings, Inc.

(3) Summary of fees and commissions received/paid in domestic/international business

[STB Consolidated]

	Millions of Yen
	FY2010				FY2009
	Domestic business	International business	Elimination	Total	Domestic business	International business	Elimination	Total
Fees and commissions received	175,473	11,361	-18,423	168,411	137,122	12,127	-18,538	130,711

Trust related	40,396	43	-187	40,251	34,362	42	-280	34,125
Deposit and loans	18,111	2,568	-141	20,538	18,370	2,751	-204	20,918
Foreign exchange	627	159	-20	766	643	153	—	797
Securities related	27,360	146	-12,092	15,414	24,098	26	-11,430	12,693
Agency business	4,656	7,862	-1,744	10,774	5,414	8,533	-3,002	10,946
Safe keeping deposit/safe deposit box	329	—	—	329	339	—	—	339
Guarantee	5,909	249	-1,936	4,222	5,397	340	-1,994	3,743

Fees and commissions paid	65,916	5,109	-15,746	55,280	49,425	5,088	-15,257	39,255

Foreign exchange	340	88	—	428	338	61	—	400

[STB Non-consolidated]

	Millions of Yen
	FY2010				FY2009
	Domestic business	International business	Elimination	Total	Domestic business	International business	Elimination	Total
Fees and commissions received	74,783	3,468	—	78,251	69,275	3,507	—	72,782

Trust related	32,016	43	—	32,059	26,983	42	—	27,026
Deposit and loans	16,477	2,568	—	19,045	16,988	2,751	—	19,739
Foreign exchange	627	159	—	787	643	153	—	797
Securities related	19,130	146	—	19,276	16,069	26	—	16,095
Agency business	4,656	—	—	4,656	5,414	—	—	5,414
Safe keeping deposit/safe deposit box	329	—	—	329	339	—	—	339
Guarantee	716	249	—	965	779	340	—	1,120

Fees and commissions paid	32,343	2,536	—	34,880	30,085	2,697	—	32,783

Foreign exchange	340	88	—	428	338	61	—	400

(4) Summary of trading income/expenses and assets/liabilities in domestic/international business

(i) Trading income/expenses

[STB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trading income	9,914	1,949	11,863	12,358	3,313	15,672

Gains on trading account securities transactions	89	—	89	130	—	130
Income from securities and derivatives related to trading transactions	—	—	—	-78	197	118
Income from trading-related financial derivatives transactions	8,940	1,949	10,889	10,513	3,116	13,630
Other trading income	884	—	884	1,793	—	1,793

Trading expenses	157	-85	72	—	—	—

Expenses on trading securities and derivatives	—	—	—	—	—	—
Expenses on securities and derivatives related to trading transactions	157	-85	72	—	—	—
Expenses on trading-related financial derivatives transactions	—	—	—	—	—	—
Other trading expenses	—	—	—	—	—	—

(ii) Ending balance of trading assets/liabilities

[STB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trading assets	500,000	142,224	642,224	648,393	160,001	808,394

Trading account securities	23,034	—	23,034	9,661	—	9,661
Derivatives of trading securities	—	—	—	41	—	41
Securities related to trading transactions	—	—	—	—	—	—
Derivatives of securities related to trading transactions	—	—	—	6	0	7
Trading-related financial derivatives	100,145	142,224	242,369	103,765	160,000	263,766
Other trading assets	376,821	—	376,821	534,918	—	534,918

Trading liabilities	67,616	35,159	102,775	48,155	49,978	98,134

Trading securities sold for short sales	—	—	—	—	—	—
Derivatives of trading securities-assets	4	—	4	—	—	—
Securities related to trading transactions sold for short sales	—	—	—	—	—	—
Derivatives of securities related to trading transactions	3	24	28	—	2	2
Trading-related financial derivatives	67,608	35,134	102,743	48,155	49,976	98,131
Other trading liabilities	—	—	—	—	—	—

9

Sumitomo Mitsui Trust Holdings, Inc.

2. Major subsidiaries and affiliates

[STB Consolidated]

Company names	Capital	Primary business	STB Group’s share in voting rights (STB’s share in voting rights)		Net income (Billions of Yen)
					FY2010	FY2009	Change
(Subsidiaries)
The Sumishin Shinko Co., Ltd.	JPY 50 mil.	Property maintenance	100	(100)	0.1	1.3	-1.1
Sumishin Guaranty Co., Ltd.	JPY 300 mil.	Housing loan guaranty	100	(100)	1.6	1.4	0.2
STB Wealth Partners Co., Ltd.	JPY 155 mil.	Consulting	100	(100)	0.0	0.0	0.0
Sumishin Real Estate Loan & Finance, Ltd. (*1)	JPY 6,000 mil.	Finance services	100	(100)	2.3	3.3	-0.9
Sumishin Business Service Co., Ltd.	JPY 80 mil.	Agency services/ Temporary staffing/ Training services	100	(100)	-0.1	0.0	-0.1
STB Real Estate Investment Management Co., Ltd.	JPY 300 mil.	Asset management	100	(100)	0.2	0.3	-0.0
Nikko Asset Management Co., Ltd. (*2)	JPY 17,363 mil.	Asset management	98.60	(98.60)	5.0	2.3	2.6
Sumishin Panasonic Financial Services Co., Ltd. (*3)	JPY 25,584 mil.	General leasing/ Credit cards	84.89	(84.89)	7.6	—	—
Japan TA Solution, Ltd.	JPY 2,005 mil.	Development and management of systems/ Operations of entrusted data processing	80	(80)	0.0	-0.6	0.7
Sumishin Card Co., Ltd.	JPY 50 mil.	Credit cards	95	(50)	0.1	0.1	-0.0
STB Investment Corporation	JPY 35 mil.	Venture capital	100	(40)	-0.0	-0.0	0.0
Sumishin Information Service Co., Ltd.	JPY 100 mil.	Information technology/ Commissioned accounting operation	100	(35)	0.1	0.3	-0.2
STB Asset Management Co., Ltd.	JPY 300 mil.	Asset management	100	(30)	0.5	0.4	0.0
STB Research Institute Co., Ltd.	JPY 300 mil.	Research and consulting/ Asset management	100	(29.83)	0.0	0.0	-0.0
Sumishin Realty Co., Ltd.	JPY 300 mil.	Residential brokerage	100	(5)	0.3	-0.1	0.4
The Sumitomo Trust Finance (H.K.) Ltd.	USD 45 mil.	Finance services	100	(100)	0.2	0.4	-0.1
Sumitomo Trust and Banking (Luxembourg) S.A.	USD 30 mil.	Banking, security and trust services	100	(100)	0.2	0.2	-0.0
Sumitomo Trust and Banking Co. (U.S.A.)	USD 56 mil.	Banking and trust services	100	(100)	0.5	0.8	-0.3
STB Preferred Capital 2 (Cayman) Ltd.	JPY 51,500 mil.	Finance services	100	(100)	1.4	1.4	0.0
STB Preferred Capital 3 (Cayman) Ltd.	JPY 51,500 mil.	Finance services	100	(100)	1.4	1.4	0.0
STB Preferred Capital 4 (Cayman) Ltd.	JPY 111,600 mil.	Finance services	100	(100)	4.6	4.6	-0.0
STB Preferred Capital 5 (Cayman) Ltd.	JPY 70,900 mil.	Finance services	100	(100)	3.4	3.5	-0.0
STB Omega Investment Ltd.	USD 60 mil.	Finance services	75	(75)	0.8	0.6	0.1

(Affiliates)
SBI Sumishin Net Bank, Ltd.	JPY 31,000 mil.	Banking	50	(50)	3.5	2.3	1.2
Japan Pension Operation Service, Ltd.	JPY 1,500 mil.	Pension plan administration services	50	(50)	0.0	0.0	-0.0
BUSINEXT CORPORATION (*4)	JPY 9,000 mil.	Finance services	40	(40)	0.4	0.8	-0.3
Sumishin Life Card Company, Limited	JPY 255 mil.	Credit cards	40	(40)	0.0	0.0	-0.0
Top REIT Asset Management Co., Ltd.	JPY 300 mil.	Investment company (Asset management)	38	(38)	0.2	0.2	-0.0
HR One Corporation	JPY 519 mil.	Employees data administration	35.89	(35.89)	0.2	0.0	0.1
Japan Trustee Services Bank, Ltd. (*5)	JPY 51,000 mil.	Trust and banking	33.33	(33.33)	1.1	—	—
Zijin Trust Co., Ltd.	RMB 500 mil.	Banking, security and trust services	19.99	(19.99)	0.0	—	—

(*1)	Life Housing Loan, Ltd. has changed its corporate name to Sumishin Real Estate Loan & Finance, Ltd. as First Credit Corporation has transferred a part of its business to Life Housing Loan, Ltd. on September 30, 2010.
(*2)	Nikko Asset Management Co., Ltd. was newly consolidated from October 1, 2009. Figure for FY2009 is adjusted as to specific factors.
(*3)	Sumishin Matsushita Financial Services Co., Ltd. has merged with STB Leasing Co., Ltd. on April 1, 2010, and changed its corporate name to Sumishin Panasonic Financial Services Co., Ltd.
(*4)	Figure for FY2009 of BUSINEXT CORPORATION is adjusted as to specific factors.
(*5)	Japan Trustee Services Bank, Ltd. has mergered with Japan Trustee Information System, Ltd. on October 1, 2010.

10

Sumitomo Mitsui Trust Holdings, Inc.

3. Non-performing loans

(*) Changed its category name from “Loans to special mention debtors (excluding Loans to Substandard debtors)

(1) Migration analysis of loans in special mention or worse categories (Banking a/c and Principal guaranteed trust a/c combined)

[STB Non-consolidated]

(1HFY2010)

	Billions of Yen
			Change
	Mar. 2010	Sep. 2010	Change	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Loans in bankrupt and practically bankrupt	17.6	10.3	-7.2	0.9	—	—	-0.6	-7.5
Doubtful loans	61.2	66.8	5.6	11.9	-0.3	0.2	-1.0	-5.2
Loans to substandard debtors	135.1	114.4	-20.7	3.4	-0.1	0.6	-6.2	-18.4
Loans to other special mention debtors (*)	586.8	483.8	-102.9	34.0	-13.8	6.4	-57.4	-72.1

(2HFY2010)

	Billions of Yen
			Change
	Sep. 2010	Mar. 2011	Change	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Loans in bankrupt and practically bankrupt	10.3	23.9	13.6	15.5	—	—	-0.6	-1.3
Doubtful loans	66.8	49.6	-17.2	6.2	-0.4	0.2	-3.2	-20.0
Loans to substandard debtors	114.4	109.7	-4.7	0.7	-0.3	0.4	-0.1	-5.3
Loans to other special mention debtors (*)	483.8	376.3	-107.6	32.3	-19.3	3.3	-75.3	-48.7

(2) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)

(Banking a/c)

[STB Consolidated] (referential figures)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act	181,298	202,772	229,041	-21,473	-47,743

Loans in bankrupt and practically bankrupt	38,524	34,863	45,421	3,661	-6,897
Doubtful loans	57,886	77,248	78,687	-19,361	-20,801
Substandard loans	84,887	90,660	104,932	-5,773	-20,045

Ordinary assets	12,897,969	12,338,665	12,735,893	559,304	162,076

Total loan balance	13,079,268	12,541,437	12,964,935	537,830	114,332

(Ratio to total loan balance)	(1.4)%	(1.6)%	(1.8)%	(-0.2)%	(-0.4)%

Note: Partial direct written-off: Mar. 2011: 63,145 million yen, Sep. 2010: 53,319 million yen, Mar. 2010: 58,505 million yen

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	139,575	145,087	163,063	-5,512	-23,487

Loans in bankrupt and practically bankrupt	23,869	10,277	17,519	13,591	6,349
Doubtful loans	34,105	50,541	47,993	-16,436	-13,888
Substandard loans (b)	81,601	84,268	97,549	-2,667	-15,948

Ordinary assets	12,472,004	11,883,166	12,259,528	588,838	212,476

Loans to substandard debtors (excluding Substandard loans) (c)	27,567	29,910	37,384	-2,342	-9,817
Loans to other special mention debtors (*)	372,318	479,345	578,402	-107,027	-206,083
Loans to ordinary debtors	12,072,119	11,373,909	11,643,741	698,209	428,377

Total loan balance (d)	12,611,580	12,028,254	12,422,591	583,326	188,989

(Ratio to total loan balance (a) / (d))	(1.1)%	(1.2)%	(1.3)%	(-0.1)%	(-0.2)%

Loans to substandard debtors (b) + (c)	109,168	114,178	134,934	-5,009	-25,765

Note: Partial direct written-off: Mar. 2011: 38,014 millions yen, Sep. 2010: 28,092 million yen, Mar. 2010: 28,453 million yen

(Principal guaranteed trust a/c)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	16,079	16,453	13,411	-373	2,667

Loans in bankrupt and practically bankrupt	42	55	62	-13	-20
Doubtful loans	15,528	16,247	13,229	-719	2,298
Substandard loans (b)	508	149	119	358	389

Ordinary assets	163,192	181,885	249,319	-18,692	-86,127

Loans to substandard debtors (excluding Substandard loans) (c)	32	34	35	-1	-3
Loans to other special mention debtors (*)	3,937	4,503	8,359	-566	-4,421
Loans to ordinary debtors	159,222	177,347	240,924	-18,125	-81,702

Total loan balance (d)	179,271	198,338	262,731	-19,066	-83,459

(Ratio to total loan balance (a) / (d))	(9.0)%	(8.3)%	(5.1)%	(0.7)%	(3.9)%

Loans to substandard debtors (b) + (c)	541	184	155	357	386

Note: Please refer to “Explanatory material Fiscal Year 2010 ended on March 31, 2011” for Banking a/c and Principal guaranteed           trust a/c combined figures.

11

Sumitomo Mitsui Trust Holdings, Inc.

(3) Risk monitored loans

(Banking a/c)

[STB Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	162,238	177,053	201,010	-14,815	-38,772

Loans in bankruptcy proceedings	16,049	2,930	9,178	13,118	6,870
Other delinquent loans	61,301	85,893	90,643	-24,592	-29,342
Loans past due 3 months or more	—	500	0	-500	-0
Restructured loans	84,887	87,729	101,186	-2,842	-16,299

Total loan balance	11,794,987	11,262,002	11,686,629	532,985	108,357

(Ratio to total loan balance)	(1.4)%	(1.6)%	(1.7)%	(-0.2)%	(-0.3)%
(*) Partial direct written-off: Mar. 2011: 59,164 million yen, Sep. 2010: 49,584 million yen, Mar. 2010: 53,027 million yen

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	132,538	137,987	155,767	-5,449	-23,228

Loans in bankruptcy proceedings	14,510	1,498	7,693	13,012	6,817
Other delinquent loans	36,426	52,221	50,524	-15,794	-14,097
Loans past due 3 months or more	—	500	—	-500	—
Restructured loans	81,601	83,768	97,549	-2,167	-15,948

Total loan balance	12,153,693	11,550,246	11,921,476	603,446	232,216

(Ratio to total loan balance)	(1.1)%	(1.2)%	(1.3)%	(-0.1)%	(-0.2)%
(*) Partial direct written-off: Mar. 2011: 38,014 million yen, Sep. 2010: 28,092 million yen, Mar. 2010: 28,453 million yen

(Principal guaranteed trust a/c)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	16,079	16,453	13,411	-373	2,667

Loans in bankruptcy proceedings	—	—	—	—	—
Other delinquent loans	15,570	16,303	13,292	-732	2,278
Loans past due 3 months or more	—	—	—	—	—
Restructured loans	508	149	119	358	389

Total loan balance	179,271	198,338	262,731	-19,066	-83,459

(Ratio to total loan balance)	(9.0)%	(8.3)%	(5.1)%	(0.7)%	(3.9)%

Note: Please refer to “Explanatory material Fiscal Year 2010 ended on March 31, 2011” for Banking a/c and Principal guaranteed           trust a/c combined figures.

(4) Risk monitored loans by industry (Banking a/c and Principal guaranteed trust a/c combined)

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Domestic Branches (excluding offshore)	145,973	150,956	164,038	-4,983	-18,064

Manufacturing	19,887	6,595	6,411	13,292	13,475
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	64	440	491	-375	-426
Construction	625	465	6,665	160	-6,040
Electricity, gas, heat supply and water	1,170	—	—	1,170	1,170
Information and communications	13,249	14,454	20,462	-1,204	-7,212
Transport and postal activities	967	14,764	14,771	-13,796	-13,803
Wholesale and retail trade	1,616	1,647	1,909	-31	-292
Finance and insurance	58,838	58,838	58,838	—	—
Real estate	37,981	44,248	46,668	-6,266	-8,686
Goods rental and leasing	—	—	—	—	—
Others	11,571	9,502	7,819	2,069	3,752

Overseas branches and offshore	2,644	3,483	5,140	-839	-2,496

Total	148,617	154,440	169,178	-5,822	-20,561

Note: Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

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Sumitomo Mitsui Trust Holdings, Inc.

4. Capital and total risk-weighted assets (Basel II)

(1) BIS capital adequacy ratio

[STB Consolidated] (International standard)

	Billions of Yen
	Mar. 2011 (Preliminary)	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total qualifying capital	1,880.8	1,835.8	1,777.3	45.0	103.5

Tier I	1,333.9	1,307.7	1,266.3	26.1	67.5

Shareholders’ equity	1,188.8	1,175.0	1,133.3	13.7	55.4
(Preferred shares)	(109.0)	(109.0)	(109.0)	(—)	(—)
Unrealized loss on available-for-sale securities	—	-11.7	-0.3	11.7	0.3
Minority interest	303.5	302.6	301.3	0.9	2.2
(Preferred securities)	(280.0)	(280.0)	(280.0)	(—)	(—)
Goodwill equivalents	-123.2	-123.7	-133.0	0.5	9.8
Equivalent to 50% of the excess of expected loss over qualifying reserves	-13.0	-18.6	-22.1	5.6	9.1

Tier II	646.6	627.0	606.6	19.6	40.0

Perpetual subordinated debt	185.3	184.9	186.9	0.3	-1.6
Subordinated term debt and fixed-term preferred shares	442.9	433.9	409.9	9.0	33.0

Deduction (double gearing, etc.)	-99.6	-98.9	-95.6	-0.7	-4.0

Total risk-weighted assets	12,028.0	12,473.7	12,831.3	-445.7	-803.3

Amount of credit risk-weighted assets	11,146.3	11,584.4	11,963.6	-438.0	-817.2
Amount of market risk equivalents	139.3	141.9	96.8	-2.6	42.4
Amount of operational risk equivalents	742.3	747.3	770.8	-5.0	-28.4

BIS capital adequacy ratio	15.63%	14.71%	13.85%	0.92%	1.78%
(Tier I capital ratio)	(11.09)%	(10.48)%	(9.86)%	(0.61)%	(1.23)%

Note: Risk measurement methodologies are as follows.

Credit risk:	Foundation Internal Ratings-Based Approach (*)
Market risk:	Internal Models Approach
Operational risk:	Standardized Approach

(*)	The Standardized Approach is applied to the material consolidated subsidiaries as the phased rollout of the Foundation Internal Ratings-Based Approach. STB plans for these business units a transition to the Foundation Internal Ratings-Based Approach, when it will have a suitable risk management system. The Standardized Approach is duly applicable in light of materiality to the business units such as small-sized subsidiaries as the exception of the Foundation Internal Ratings-Based Approach.

(2) Risk-weighted assets for credit risk

[STB Consolidated]

	Billions of Yen
	Mar. 2011 (Preliminary)			Sep. 2010			Mar. 2010
	Exposure	Risk-weighted asset	Expected Loss	Exposure	Risk-weighted asset	Expected Loss	Exposure	Risk-weighted asset	Expected Loss
Internal Ratings-Based	20,139.2	9,634.2	155.0	18,754.4	10,075.3	164.7	19,853.8	10,432.4	178.3

Corporate, etc.	15,385.5	6,721.1	138.1	13,921.8	6,755.6	146.3	14,989.8	7,177.3	161.3

Corporate	10,276.0	6,230.0	137.3	10,054.3	6,345.6	145.6	10,435.8	6,735.8	160.6
Sovereign	3,532.9	152.1	0.1	2,464.9	115.6	0.1	3,003.7	123.0	0.1
Financial institution	1,576.6	338.9	0.5	1,402.5	294.3	0.5	1,550.2	318.5	0.5

Retail	2,424.5	677.1	13.3	2,284.8	767.2	14.1	2,229.8	757.5	13.1

Residential mortgage exposure	2,164.8	550.2	9.6	2,015.8	642.8	10.1	1,953.5	626.5	9.0
Qualifying revolving retail exposure	8.3	4.6	0.1	8.8	4.7	0.1	9.3	5.0	0.1
Other retail exposure	251.3	122.2	3.5	260.1	119.6	3.9	267.0	125.9	4.0

Equity	663.5	895.8	0.8	654.3	904.4	0.8	715.3	986.7	0.9
Fund	170.7	467.7	0.0	277.1	719.7	0.3	242.3	605.6	0.2
Securitization	544.4	197.5	—	625.4	210.6	—	752.2	231.1	—
Purchased receivables	614.7	413.9	2.6	585.3	452.2	2.9	616.0	440.4	2.5
Other assets	335.5	260.7	—	405.4	265.4	—	308.0	233.5	—

Standardized Approach (Phased rollout to Internal Ratings-Based)	1,221.1	1,152.6	—	1,219.8	1,150.5	—	1,229.1	1,161.3	—
Subsidiaries	1,221.1	1,152.6	—	1,219.8	1,150.5	—	1,229.1	1,161.3	—

Exemption	850.8	359.5	—	835.1	358.6	—	864.6	369.8	—

Total credit risk	22,211.3	11,146.3	155.0	20,809.4	11,584.4	164.7	21,947.5	11,963.6	178.3

Note: Risk-weighted asset is after scaling factor adjustments.

13

Sumitomo Mitsui Trust Holdings, Inc.

5. Derivative transactions

Maturity ladder of interest rate swaps (on Hedge accounting applied)

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011				Mar. 2010
	Less than 1 year	1 year to 5 years	Over 5 years	Total	Less than 1 year	1 year to 5 years	Over 5 years	Total
Fix Rcv-Flt Pay	923,709	3,012,145	583,009	4,518,863	1,027,340	2,580,634	735,985	4,343,959
Flt Rcv-Fix Pay	88,835	502,020	935,467	1,526,324	115,355	491,180	762,343	1,368,879
Flt Rcv-Flt Pay	—	—	—	—	—	—	—	—

14